THE TUNSTALL ORGANIZATION INC
615 S. COLLEGE ST. - 10TH FLOOR
CHARLOTTE, NC 28202
917-447-9548

October 20, 2022

UPSTACK TECHNOLOGIES, INC
493 OXFORD RD
CEDARHURST, NY 11516

Dear Client:

Your 2021 Federal Corporation Income Tax Return will be electronically
filed with the Internal Revenue Service upon receipt of a signed Form
8879C - IRS e-file Signature Authorization. There is a balance due of
$157,996. The balance due will be withdrawn electronically from your
bank account once the IRS has processed the return.

Estimated payments must be electronically deposited through the
Electronic Federal Tax Payment System (EFTPS). For EFTPS deposits to be
made on time, the transaction must be initiated at least one business
day before the date the deposit is due.

Attached to your e-filed federal return is the Information Return of
U.S. Persons With Respect To Certain Foreign Corporations, Form 5471.

Your 2021 New York Corporation Tax Return will be electronically filed
with the New York Department of Taxation and Finance upon receipt of a
signed Form TR-579-CT. There is a balance due of $48,903. The balance
due will be directly withdrawn from your bank account on the business
day following the electronic filing acceptance of the return.

New York now requires your quarterly estimated tax payments, form
CT-400-MN, to be electronically filed. Please contact me or the state
for more information.

Your New York CT-3-M tax surcharge report will be electronically filed
with the New York Department of Taxation and Finance. There is a
balance due of $14,671. The balance due will be directly withdrawn from
your bank account on the business day following the electronic filing
acceptance of the return.

Your 2021 New York City Corporation Tax Return will be electronically
filed with the New York City Department of Finance upon receipt of a
signed Form NYC 579-COR. There is a balance due of $50,543, which will
be directly withdrawn from your bank account once New York City has
processed the return.

Your estimated tax schedule for 2022 is listed below:

```
Due Date            Federal        Due Date            New York
  4/18/22       $     39,499         3/15/22       $      1,035
  6/15/22             39,499         6/15/22              30,753
  9/15/22             39,499         9/15/22              15,894
 12/15/22             39,499        12/15/22              15,894
                  ----------                          ----------
                $    157,996                        $     63,576


Due Date              City
  3/15/22       $        814
  6/15/22             23,638
  9/15/22             12,226
 12/15/22             12,226
                  ----------
                $     48,904
```

Please be sure to call if you have any questions.

Sincerely,

David Tunstall

UPSTACK TECHNOLOGIES, INC   81-3153612

	2021	2020	Diff
INCOME			
Gross receipts less returns/allowance....	11,366,253	6,705,776	4,660,477
Cost of goods sold...................	7,837,777	4,534,220	3,303,557
Gross Profit..........................	3,528,476	2,171,556	1,356,920
Total income........................	3,528,476	2,171,556	1,356,920
DEDUCTIONS			
Salaries/wages less employment credits...	249,042	222,199	26,843
Repairs and maintenance..............	0	7,851	-7,851
Rents................................	900	9,583	-8,683
Taxes and licenses..................	21,033	34,195	-13,162
Interest.............................	6,406	3,774	2,632
Contributions.......................	73,247	24,914	48,333
Advertising.........................	696,304	405,779	290,525
Employee benefit programs...........	49,874	0	49,874
Other deductions....................	1,679,310	1,239,040	440,270
Total deductions...................	2,776,116	1,947,335	828,781
TAXABLE INCOME			
Taxable income (line 28)............	752,360	224,221	528,139
Taxable income......................	752,360	224,221	528,139
TAX COMPUTATION			
Income tax..........................	157,996	47,086	110,910
Total tax...........................	157,996	47,086	110,910
PAYMENTS AND CREDITS			
Total payments and credits..........	0	0	0
REFUND OR AMOUNT DUE			
Overpayment.........................	0	0	0
Underpayment penalty................	0	852	-852
Tax due.............................	157,996	47,938	110,058
SCHEDULE L			
Beginning Assets....................	1,036,202	565,626	470,576
Beginning Liabilities & Equity......	1,036,202	565,626	470,576
Ending Assets.......................	2,007,480	1,036,202	971,278
Ending Liabilities & Equity.........	2,007,480	1,036,202	971,278
TAX RATES			
Marginal tax rate...................	21.0%	0.0%	21.0%
Effective tax rate..................	21.0%	0.0%	21.0%

ENDING ASSETS

Cash		703,256
Loans to shareholders		1,304,223
Other assets		1
Total Assets		2,007,480

ENDING LIABILITIES & EQUITY

Other current liabilities		166,405
Other liabilities		316,173
Common stock	100	100
Unappropriated retained earnings		1,524,802
Total Liabilities and Equity		2,007,480

UPSTACK TECHNOLOGIES, INC

	2021	2020	Diff
NEW YORK STATE SUMMARY			
Net income (loss) before adjustments......	752,360	224,221	528,139
STATE ADDITIONS AND SUBTRACTIONS			
Additions to federal taxable income.......	0	4,828	-4,828
Entire net income...................................	752,360	229,049	523,311
BUSINESS INCOME			
Business income..	752,360	229,049	523,311
Business income after addback................	752,360	229,049	523,311
Apportioned business income..................	752,360	49,238	703,122
Business income base............................	752,360	49,238	703,122
Business income base tax........................	48,903	3,200	45,703
CAPITAL BASE			
Total net assets....................................	1,129,519	626,453	503,066
Business capital.....................................	1,129,519	626,453	503,066
Total business capital.............................	1,129,519	626,453	503,066
Apportioned business capital..................	1,129,519	134,667	994,852
Capital base tax.....................................	2,118	34	2,084
STATE TAX COMPUTATION			
Tax on business income base...................	48,903	3,200	45,703
Tax on capital base................................	2,118	34	2,084
Fixed dollar minimum tax........................	3,500	1,500	2,000
Largest from above...............................	48,903	3,200	45,703
Tax before credits.................................	48,903	3,200	45,703
Tax credits...	0	0	0
Balance...	48,903	3,200	45,703
Tax due...	48,903	3,200	45,703
Total Tax due..	48,903	3,200	45,703
Form CT-300 mandatory first installment.	800	0	800
PENALTIES AND INTEREST			
Underpayment penalty.............................	0	127	-127
Total penalties and interest.................	0	127	-127
VOLUNTARY GIFTS/CONTRIBUTIONS			
Total voluntary gifts/contributions.......	0	0	0
STATE PAYMENTS			
Total payments.....................................	0	0	0
REFUND OR AMOUNT DUE			
Overpayment..	0	0	0
Balance due..	48,903	3,327	45,576
MTA TAX SURCHARGE			
New York State franchise tax.................	48,903	3,200	45,703
Apportioned franchise tax......................	48,903	0	48,903
MTA Surcharge.......................................	14,671	941	13,730

UPSTACK TECHNOLOGIES, INC

	2021	2020	Diff
MTA TAX SURCHARGE			
Total due	14,671	941	13,730
Balance	14,671	941	13,730
Underpayment penalty	0	36	-36
Balance due	14,671	977	13,694
Form CT-300 mandatory first installment	235	0	235
TAX RATES			
Marginal tax rate	6.50%	0.00%	6.50%
Effective tax rate	6.50%	0.00%	6.50%

UPSTACK TECHNOLOGIES, INC

	2021	2020	Diff
NEW YORK CITY SUMMARY			
Net income (loss) before city adj	752,360	224,221	528,139
CITY ADDITIONS			
State and local taxes ded. on Federal	0	4,828	-4,828
NYC Corporation tax ded. on Federal	0	3,944	-3,944
BUSINESS INCOME BASE			
Business income	752,360	232,993	519,367
Business income after addback	752,360	232,993	519,367
Allocated business income after addback	752,360	50,086	702,274
Business income base	752,360	50,086	702,274
CITY TAX COMPUTATION			
Tax on business income base	48,903	3,256	45,647
Tax on capital base	0	0	0
Minimum tax	25	1,500	-1,475
Credit from NYC-9.7	0	3,256	-3,256
Tax after credits	48,903	3,256	45,647
Net tax	48,903	3,256	45,647
Form NYC-300 mandatory first installment	814	0	814
REFUND OR AMOUNT DUE			
Overpayment	0	0	0
Underpayment penalty	1,640	128	1,512
Balance due	50,543	3,384	47,159
TAX RATES			
Marginal tax rate	6.50%	0.00%	6.50%
Effective tax rate	6.40%	0.00%	6.40%

UPSTACK TECHNOLOGIES, INC   81-3153612

Forms needed for this return

```
Federal:  1120, 1120-W, 1125-A, Sch G, Sch N, 5471, 8879-C
New York: CT-3, CT-3.4, CT-300, CT-200-V (MFI), CT-400-MN, CT-3-M, TR-579-CT
          NY e-file Payment, Efile Certification, NYC-2S, NYC-300, NYC-222
          NYC-400, NYC 579-COR, NYC e-file Payment
```

PDF Attachments

Federal

```
Form 1120, NYC - 222 Upstack Tech Inc..PDF
Form 1120, PPP.pdf.PDF
```

New York

```
Form NYC-222, NYC - 222 Upstack Tech Inc..PDF
```

Tax Rates

	Marginal	Effective
Federal	21%	21%
New York	6.5%	6.5%
New York City	6.5%	6.4%

Underpayment Penalty

New York City	1,640.

Carryovers to 2022

None

Estimates

Federal Estimates

	Estimate	Overpayment	Balance
4/18/22	39,499.	0.	39,499.
6/15/22	39,499.	0.	39,499.
9/15/22	39,499.	0.	39,499.
12/15/22	39,499.	0.	39,499.
Total	$ 157,996.	$ 0.	$ 157,996.

Estimates (continued)

New York Estimates

	Estimate	Overpayment	Balance	
3/15/22	800.	0.	800.	Paid
6/15/22	23,652.	0.	23,652.	
9/15/22	12,226.	0.	12,226.	
12/15/22	12,226.	0.	12,226.	
Total	$ 48,904.	$ 0.	$ 48,904.	

New York MTA Estimates

	Estimate	Overpayment	Balance	
3/15/22	235.	0.	235.	Paid
6/15/22	7,101.	0.	7,101.	
9/15/22	3,668.	0.	3,668.	
12/15/22	3,668.	0.	3,668.	
Total	$ 14,672.	$ 0.	$ 14,672.	

New York City Estimates

	Estimate	Overpayment	Balance	
3/15/22	814.	0.	814.	Paid
6/15/22	23,638.	0.	23,638.	
9/15/22	12,226.	0.	12,226.	
12/15/22	12,226.	0.	12,226.	
Total	$ 48,904.	$ 0.	$ 48,904.	

Charitable Contribution Deduction

```
CHARITABLE CONTRIBUTION                                    $        28,195.
Carryover from 2018                                                 17,242.
Carryover from 2019                                                 16,770.
Carryover from 2020                                                 11,040.
                                                   Total  $         73,247.
```

Computation of Net Income (Loss) Per Books
Form 1120, Schedule M-1, Line 1

```
Income (loss) per return (Page 1, line 28)                         752,360.

Increases:
 Deductions on return not recorded on books (Sch. M-1, line 8)      45,052.
 Income recorded on books not included on return (Sch. M-1, line 7) 39,332.

Decreases:
 Expenses recorded on books not deducted on return (Sch. M-1, line 5)  -46,078.
 Income subject to tax not recorded on books (Sch. M-1, line 4)         0.
 Excess of capital losses over capital gains (Sch. M-1, line 3)         0.
 Federal income tax per books (Sch. M-1, line 2)                        0.

Computed net income (loss) per books (Sch. M-1, line 1)            790,666.
```

Form Payment Record

The taxpayer's balance due will be paid electronically using the following information. Modify the bank and account information using the Direct Deposit / Electronic Payment input fields in Screen 4.1. To cancel payment, call the U.S. Treasury Financial Agent at 1-888-353-4537 no later than 2 business days prior to the requested payment (settlement) date.

Name of Bank | Chase

Routing Transit Number | 021000021

Bank Account Number | 859083581

Type of Account | Checking

Amount of Tax Payment | 157,996.

Tax Type | 1120

Requested Payment Date | 10/17/22

Taxpayer's Daytime Phone Number | 917-972-1356

FDIL4001L 06/09/21

UPSTACK TECHNOLOGIES, INC   **81-3153612**

Form Payment Record

The taxpayer's balance due will be paid electronically using the following information. Modify the bank and account information using the Direct Deposit / Electronic Payment input fields in Screen 4.1.

Name of Bank	Chase
Routing Transit Number	021000021
Bank Account Number	859083581
Type of Account	Checking
Amount of Tax Payment	63,574.
Tax Type	CT-3
Requested Payment Date	10/17/22
Taxpayer's Daytime Phone Number	917-972-1356

Form Payment Record

The taxpayer's balance due will be paid electronically using the following information. Modify the bank and account information using the Direct Deposit / Electronic Payment input fields in Screen 4.1.

Name of Bank	Chase
Routing Transit Number	021000021
Bank Account Number	859083581
Type of Account	Checking
Amount of Tax Payment	50,543.
Tax Type	2/2S
Requested Payment Date	10/17/22
Taxpayer's Daytime Phone Number	917-972-1356

Form **1120-W**

(WORKSHEET)

Department of the Treasury
Internal Revenue Service

Estimated Tax for Corporations

For calendar year 2022, or tax year beginning _____ , 2022, and ending _____ , _____

▶ **Go to** *www.irs.gov/Form1120W* **for instructions and the latest information.**

▶ **Keep for the corporation's records** — **Do** *not* **send to the Internal Revenue Service.**

OMB No. 1545-0123

2022

Name	Employer identification no.
UPSTACK TECHNOLOGIES, INC	81-3153612

Estimated Tax Computation

1	Taxable income expected for the tax year	**1**	752,360.	
2	Multiply line 1 by 21% (0.21)		**2**	157,996.
3	Tax credits. See instructions		**3**	
4	Subtract line 3 from line 2		**4**	157,996.
5	Other taxes. See instructions		**5**	
6	**Total tax.** Add lines 4 and 5		**6**	157,996.
7	Credit for federal tax paid on fuels and other refundable credits. See instructions		**7**	
8	Subtract line 7 from line 6. **Note:** If the result is less than $500, the corporation is not required to make estimated tax payments		**8**	157,996.
9 a	Enter the tax shown on the corporation's 2021 tax return. See instructions. **Caution:** If the tax is zero or the tax year was for less than 12 months, skip this line and enter the amount from line 8 on line 9b		**9a**	157,996.
b	Enter the **smaller** of line 8 or line 9a. If the corporation is required to skip line 9a, enter the amount from line 8		**9b**	157,996.

			(a)	(b)	(c)	(d)
10	**Installment due dates.** See instructions ▶	**10**	4/18/22	6/15/22	9/15/22	12/15/22
11	**Required installments.** Enter 25% of line 9b in columns **(a)** through **(d)**. If the corporation uses the annualized income installment method, or adjusted seasonal installment method, or is a "large corporation," see the instructions for the amount to enter	**11**	39,499.	39,499.	39,499.	39,499.

BAA For Paperwork Reduction Act Notice, see instructions.

CPCA0501L 11/28/21

Form **1120-W** (2022)

DO NOT MAIL NEW YORK FORM CT-400-MN

CT-400-MN Estimated Tax for Corporations

NYCZ1201L 06/16/21

Employer ID number	File number	Return type (Required)	Tax year ending *(mm-yy)*	Installment due date
81-3153612	AA7	CT3	12-22	06-15-22

Business telephone number	State or country of incorporation	Date	Foreign corporations: date began business in New York State . . . .
917-972-1356	DE	11-04-15	

Legal name of corporation
UPSTACK TECHNOLOGIES, INC

Street address or PO box
493 OXFORD RD

City — **State ZIP code**
CEDARHURST, NY 11516

File and pay electronically through *Online Services* at *www.tax.ny.gov.*

Installment payment amount

1.	Tax	23,652.
2.	MTA surcharge	7,101.
3.	Total payment enclosed	30,753.

Declaration of estimated tax

4.	Tax	48,904.
5.	MTA surcharge	14,672.

DO NOT MAIL NEW YORK FORM CT-400-MN

CT-400-MN Estimated Tax for Corporations

NYCZ1201L   06/16/21

Employer ID number	File number	Return type (Required)	Tax year ending *(mm-yy)*	Installment due date
81-3153612	AA7	CT3	12-22	09-15-22

Business telephone number	State or country of incorporation	Date	Foreign corporations: date began business in New York State . . . .
917-972-1356	DE	11-04-15	

Legal name of corporation
UPSTACK TECHNOLOGIES, INC

Street address or PO box
493 OXFORD RD

City   State   ZIP code
CEDARHURST, NY 11516

File and pay electronically through *Online Services* at *www.tax.ny.gov.*

Installment payment amount	
Tax	
1.	12,226.
MTA surcharge	
2.	3,668.
Total payment enclosed	
3.	15,894.
Declaration of estimated tax	
Tax	
4.	48,904.
MTA surcharge	
5.	14,672.

DO NOT MAIL NEW YORK FORM CT-400-MN

CT-400-MN Estimated Tax for Corporations

NYCZ1201L 06/16/21

Employer ID number	File number	Return type (Required)	Tax year ending *(mm-yy)*	Installment due date
81-3153612	AA7	CT3	12-22	12-15-22

Business telephone number	State or country of incorporation	Date	Foreign corporations: date began business in New York State . . . .
917-972-1356	DE	11-04-15	

Legal name of corporation
UPSTACK TECHNOLOGIES, INC

Street address or PO box
493 OXFORD RD

City   State   ZIP code
CEDARHURST, NY 11516

File and pay electronically through *Online Services* at *www.tax.ny.gov.*

Installment payment amount	
Tax	
1.	12,226.
MTA surcharge	
2.	3,668.
Total payment enclosed	
3.	15,894.
Declaration of estimated tax	
Tax	
4.	48,904.
MTA surcharge	
5.	14,672.

 **NYC-400**
Department of Finance

ESTIMATED TAX BY BUSINESS CORPORATIONS AND SUBCHAPTER S GENERAL CORPORATIONS

2022

For **CALENDAR YEAR 2022** or **FISCAL YEAR** beginning _____ , _____ and ending _____ , _____



Print or Type:

Name (If combined filer, give name of reporting corporation) See Instructions	Name Change	Taxpayer's Email Address
UPSTACK TECHNOLOGIES, INC		YOSSI@UPSTACKHQ.COM

In Care of		EMPLOYER IDENTIFICATION NUMBER
		81-3153612

Address (number and street)	Address Change	
493 OXFORD RD		

City and State	Zip Code	Country (if not US)	BUSINESS CODE NUMBER AS PER FEDERAL RETURN
CEDARHURST NY	11516		541512

Business telephone number	Person to contact
917-972-1356	

X Business C Corporations only

NYC-2	NYC-2S	NYC-2A

General-Subchapter S Corporations and Qualified Subchapter S Subsidiaries only

NYC-3L	NYC-3A	NYC-4S	NYC-4SEZ

COMPUTATION OF ESTIMATED TAX

				Payment Amount	
A Payment	Amount included with form - Make payable to: *NYC Department of Finance*	**A.**		23,638	
1	Declaration of estimated tax for current year	**1.**		48,904	
2	Estimated Payment Amount .... DUE BY 06-15-22	**2.**		23,638	

MAILING INSTRUCTIONS:

MAIL FORM TO:
NYC DEPARTMENT OF FINANCE
P.O. BOX 3922
NEW YORK, NY 10008-3922

Make remittance payable to the order of:
NYC DEPARTMENT OF FINANCE
Payment must be made in U.S. dollars, drawn on a U.S. bank.

To receive proper credit, you must enter your correct Employer Identification Number on your declaration and remittance.

KEEP A COPY OF THIS FORM FOR YOUR RECORDS. SEE INSTRUCTIONS.

ELECTRONIC FILING
Register for electronic filing. It is an easy, secure and convenient way to file a declaration and an extension and pay taxes on-line.
For more information log on to **NYC.gov/eservices**





NYC-400 Department of Finance

ESTIMATED TAX BY BUSINESS CORPORATIONS AND SUBCHAPTER S GENERAL CORPORATIONS

2022

For CALENDAR YEAR 2022 or FISCAL YEAR beginning ________, ______ and ending ________, ______

Print or Type:

Name (If combined filer, give name of reporting corporation) See Instructions: UPSTACK TECHNOLOGIES, INC		Name Change __	Taxpayer's Email Address: YOSSI@UPSTACKHQ.COM
In Care of			EMPLOYER IDENTIFICATION NUMBER: 81-3153612
Address (number and street): 493 OXFORD RD		Address Change __	
City and State: CEDARHURST NY	Zip Code: 11516	Country (if not US)	BUSINESS CODE NUMBER AS PER FEDERAL RETURN: 541512
Business telephone number: 917-972-1356	Person to contact		

X **Business C Corporations only** — **NYC-2** **NYC-2S** **NYC-2A**

__ **General-Subchapter S Corporations and Qualified Subchapter S Subsidiaries only** — **NYC-3L** **NYC-3A** **NYC-4S** **NYC-4SEZ**

COMPUTATION OF ESTIMATED TAX

			Payment Amount
A Payment	Amount included with form - Make payable to: *NYC Department of Finance*	**A.**	12,226
1	Declaration of estimated tax for current year	**1.**	48,904
2	Estimated Payment Amount DUE BY 09-15-22	**2.**	12,226

MAILING INSTRUCTIONS:

MAIL FORM TO:
NYC DEPARTMENT OF FINANCE
P.O. BOX 3922
NEW YORK, NY 10008-3922

Make remittance payable to the order of:
NYC DEPARTMENT OF FINANCE
Payment must be made in U.S. dollars, drawn on a U.S. bank.

To receive proper credit, you must enter your correct Employer Identification Number on your declaration and remittance.

KEEP A COPY OF THIS FORM FOR YOUR RECORDS. SEE INSTRUCTIONS.

ELECTRONIC FILING
Register for electronic filing. It is an easy, secure and convenient way to file a declaration and an extension and pay taxes on-line.
For more information log on to **NYC.gov/eservices**



NYC-400
Department of Finance

ESTIMATED TAX BY BUSINESS CORPORATIONS AND SUBCHAPTER S GENERAL CORPORATIONS

2022

For CALENDAR YEAR 2022 or FISCAL YEAR beginning ____________, ______ and ending ____________, ______

Print or Type:

Name (If combined filer, give name of reporting corporation) See Instructions: UPSTACK TECHNOLOGIES, INC	Name Change ___	Taxpayer's Email Address: YOSSI@UPSTACKHQ.COM
In Care of		EMPLOYER IDENTIFICATION NUMBER: 81-3153612
Address (number and street): 493 OXFORD RD	Address Change ___	
City and State: CEDARHURST NY	Zip Code: 11516	Country (if not US)
Business telephone number: 917-972-1356	Person to contact	BUSINESS CODE NUMBER AS PER FEDERAL RETURN: 541512

X **Business C Corporations only** — **NYC-2** **NYC-2S** **NYC-2A**

___ **General-Subchapter S Corporations and Qualified Subchapter S Subsidiaries only** — **NYC-3L** **NYC-3A** **NYC-4S** **NYC-4SEZ**

COMPUTATION OF ESTIMATED TAX

			Payment Amount
A Payment	Amount included with form - Make payable to: *NYC Department of Finance*	**A.**	12,226
1	Declaration of estimated tax for current year	**1.**	48,904
2	Estimated Payment Amount DUE BY 12-15-22	**2.**	12,226

MAILING INSTRUCTIONS:

MAIL FORM TO:
NYC DEPARTMENT OF FINANCE
P.O. BOX 3922
NEW YORK, NY 10008-3922

Make remittance payable to the order of:
NYC DEPARTMENT OF FINANCE
Payment must be made in U.S. dollars, drawn on a U.S. bank.

To receive proper credit, you must enter your correct Employer Identification Number on your declaration and remittance.

KEEP A COPY OF THIS FORM FOR YOUR RECORDS. SEE INSTRUCTIONS.

ELECTRONIC FILING
Register for electronic filing. It is an easy, secure and convenient way to file a declaration and an extension and pay taxes on-line.
For more information log on to **NYC.gov/eservices**

Form **8879-C**

Department of the Treasury
Internal Revenue Service

IRS *e-file* Signature Authorization for Form 1120

For calendar year **2021,** or tax year beginning _____ , **2021,** ending _____ , _____

► **Do not send to the IRS. Keep for your records.**
► **Go to** *www.irs.gov/Form8879C* **for the latest information.**

OMB No. 1545-0123

2021

Name of corporation	Employer identification number
UPSTACK TECHNOLOGIES, INC	81-3153612

Part I	**Tax Return Information** (Whole dollars only)		
1	Total income (Form 1120, line 11)	**1**	3,528,476.
2	Taxable income (Form 1120, line 30)	**2**	752,360.
3	Total tax (Form 1120, line 31)	**3**	157,996.
4	Amount owed (Form 1120, line 35)	**4**	157,996.
5	Overpayment (Form 1120, line 36)	**5**	

Part II	**Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.**

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2021 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize   <u>The Tunstall Organization Inc</u>   to enter my PIN   <u>31600</u>   as my signature
                              ERO firm name   **do not enter all zeros**
on the corporation's 2021 electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2021 electronically filed income tax return.

Officer's signature ► _____   Date ► _____   Title ► CFO _____

Part III	**Certification and Authentication**

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. . . . . ___<u>13776328202</u>
                                                                                          do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2021 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ►   David Tunstall _____   Date ► _____

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

BAA For Paperwork Reduction Act Notice, see instructions.   Form **8879-C** (2021)

CPCA1201L 08/05/21

Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return
For calendar year 2021 or tax year beginning _____ , 2021, ending _____ , _____

► Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2021

A Check if:

1a Consolidated return (attach Form 851) . . . ☐
 b Life/nonlife consolidated return . . . . . . ☐
2 Personal holding co. (attach Sch. PH) . . . . ☐
3 Personal service corp. (see instrs) . . . . ☐

TYPE OR PRINT

UPSTACK TECHNOLOGIES, INC
493 OXFORD RD
CEDARHURST, NY 11516

B Employer identification number
81-3153612

C Date incorporated
11/04/2015

D Total assets (see instructions)
$ 2,007,480.

4 Schedule M-3 attached ☐ **E** Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

I N C O M E	1a	Gross receipts or sales	1a 11,384,872.	
	b	Returns and allowances	1b 18,619.	
	c	Balance. Subtract line 1b from line 1a	1c	11,366,253.
	2	Cost of goods sold (attach Form 1125-A)	2	7,837,777.
	3	Gross profit. Subtract line 2 from line 1c	3	3,528,476.
	4	Dividends and inclusions (Schedule C, line 23)	4	
	5	Interest	5	
	6	Gross rents	6	
	7	Gross royalties	7	
	8	Capital gain net income (attach Schedule D (Form 1120))	8	
	9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	
	10	Other income (see instructions — attach statement)	10	
	11	**Total income.** Add lines 3 through 10 ►	11	3,528,476.
D E D U C T I O N S (FOR LIMITATIONS SEE INSTRUCTIONS ON DEDUCTIONS)	12	Compensation of officers (see instructions — attach Form 1125-E) ►	12	
	13	Salaries and wages (less employment credits)	13	249,042.
	14	Repairs and maintenance	14	
	15	Bad debts	15	
	16	Rents	16	900.
	17	Taxes and licenses	17	21,033.
	18	Interest (see instructions)	18	6,406.
	19	Charitable contributions	19	73,247.
	20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	
	21	Depletion	21	
	22	Advertising	22	696,304.
	23	Pension, profit-sharing, etc., plans	23	
	24	Employee benefit programs	24	49,874.
	25	Reserved for future use	25	
	26	Other deductions (attach statement) See Statement 1	26	1,679,310.
	27	**Total deductions.** Add lines 12 through 26 ►	27	2,776,116.
	28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28	752,360.
	29a	Net operating loss deduction (see instructions)	29a	
	b	Special deductions (Schedule C, line 24)	29b	
	c	Add lines 29a and 29b	29c	
TAX, REFUNDABLE CREDITS, AND PAYMENTS	30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	752,360.
	31	Total tax (Schedule J, Part I, line 11)	31	157,996.
	32	Reserved for future use	32	
	33	Total payments and credits (Schedule J, Part III, line 23)	33	0.
	34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ► ☐	34	
	35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed	35	157,996.
	36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid	36	
	37	Enter amount from line 36 you want: **Credited to 2022 estimated tax** ► _____ **Refunded** ►	37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

► _____ _____ ► CFO
   Signature of officer   Date   Title

May the IRS discuss this return with the preparer shown below? See instructions.
☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
David Tunstall	David Tunstall			P00696654

Firm's name ► The Tunstall Organization Inc   Firm's EIN ► 81-0644216
Firm's address ► 615 S. College St. - 10th Floor
Charlotte, NC 28202   Phone no. 917-447-9548

BAA For Paperwork Reduction Act Notice, see separate instructions.

CPCA0205 09/30/21

Form **1120** (2021)

Schedule C **Dividends, Inclusions, and Special Deductions** (see instructions)	**(a)** Dividends and inclusions	**(b)** Percentage	**(c)** Special deductions **(a)** x **(b)**
1 Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2 Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3 Dividends on certain debt-financed stock of domestic and foreign corporations		See instructions	
4 Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5 Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6 Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7 Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8 Dividends from wholly owned foreign subsidiaries		100	
9 **Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10 Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11 Dividends from affiliated group members		100	
12 Dividends from certain FSCs		100	
13 Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14 Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15 Reserved for future use			
16a Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17 Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18 Gross-up for foreign taxes deemed paid			
19 IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20 Other dividends			
21 Deduction for dividends paid on certain preferred stock of public utilities			
22 Section 250 deduction (attach Form 8993)			
23 **Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24 **Total special deductions.** Add column (c) lines 9 through 22. Enter here and on page 1, line 29b			

Form **1120** (2021)

Schedule J	Tax Computation and Payment (see instructions)

Part I — Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions . . . . . ▶ ☐		
2	Income tax. See instructions	**2**	157,996.
3	Base erosion minimum tax amount (attach Form 8991)	**3**	
4	Add lines 2 and 3	**4**	157,996.
5a	Foreign tax credit (attach Form 1118)	**5a**	
b	Credit from Form 8834 (see instructions)	**5b**	
c	General business credit (attach Form 3800)	**5c**	
d	Credit for prior year minimum tax (attach Form 8827)	**5d**	
e	Bond credits from Form 8912	**5e**	
6	**Total credits.** Add lines 5a through 5e	**6**	
7	Subtract line 6 from line 4	**7**	157,996.
8	Personal holding company tax (attach Schedule PH (Form 1120))	**8**	
9a	Recapture of investment credit (attach Form 4255)	**9a**	
b	Recapture of low-income housing credit (attach Form 8611)	**9b**	
c	Interest due under the look-back method — completed long-term contracts (attach Form 8697)	**9c**	
d	Interest due under the look-back method — income forecast method (attach Form 8866)	**9d**	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**	
f	Interest/tax due under section 453A(c) and/or section 453(l)	**9f**	
g	Other (see instructions — attach statement)	**9g**	
10	**Total.** Add lines 9a through 9g	**10**	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	**11**	157,996.

Part II — Reserved for Future Use

12	Reserved for future use	**12**	

Part III — Payments and Refundable Credits

13	2020 overpayment credited to 2021	**13**	
14	2021 estimated tax payments	**14**	
15	2021 refund applied for on Form 4466	**15**	( )
16	Combine lines 13, 14, and 15	**16**	0.
17	Tax deposited with Form 7004	**17**	
18	Withholding (see instructions)	**18**	
19	**Total payments.** Add lines 16, 17, and 18	**19**	0.
20	Refundable credits from:		
a	Form 2439	**20a**	
b	Form 4136	**20b**	
c	Reserved for future use	**20c**	
d	Other (attach statement — see instructions)	**20d**	
21	**Total credits.** Add lines 20a through 20d	**21**	
22	Reserved for future use	**22**	
23	**Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33	**23**	0.

Form **1120** (2021)

| Schedule K | Other Information (see instructions) | | |

		Yes	No
1	Check accounting method: **a** ☒ Cash **b** ☐ Accrual **c** ☐ Other (specify) ► _____		
2	See the instructions and enter the:		
a	Business activity code no. ► 541512 _____		
b	Business activity ► DEVELOPERS _____		
c	Product or service ► APP DEVELOPMENT _____		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?..............................		X
	If "Yes," enter name and EIN of the parent corporation ►		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)............		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G).......	X	
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions..........		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions.......		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316........................		X
	If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? For rules of attribution, see section 318. If "Yes," enter:		X
	(a) Percentage owned ► _____ and **(b)** Owner's country ► _____		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ► _____		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount.................► ☐		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments Stmt 2		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ► $ _____ None		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ► _____		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions)....................► ☐		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election may not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.)................................► $ _____ None		

Form **1120** (2021)

| Schedule K | **Other Information** *(continued from page 4)* | | |

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?...		X
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ _____		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions...........		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2021 that would require it to file Form(s) 1099?...............................	X	
b	If "Yes," did or will the corporation file required Form(s) 1099?...	X	
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?..		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?..		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?...		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?......................		X
20	Is the corporation operating on a cooperative basis?..		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions ▶ $ _____		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))..		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions..		X
24	Does the corporation satisfy one or more of the following? See instructions...		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?......................................		X
	If "Yes," enter amount from Form 8996, line 15............. ▶ $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions..		X
	Percentage: By Vote Percentage: By Value		

Form **1120** (2021)

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1 Cash		150,915.		703,256.
2a Trade notes and accounts receivable	-865.			
b Less allowance for bad debts	( )	-865.	( )	
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach statement) See St 3		2,900.		
7 Loans to shareholders		883,252.		1,304,223.
8 Mortgage and real estate loans				
9 Other investments (attach statement)				
10a Buildings and other depreciable assets				
b Less accumulated depreciation	( )		( )	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
14 Other assets (attach statement) See St 4				1.
15 Total assets		1,036,202.		2,007,480.
Liabilities and Shareholders' Equity				
16 Accounts payable		-36.		
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (attach stmt) See St 5		14,386.		166,405.
19 Loans from shareholders		-1,516.		
20 Mortgages, notes, bonds payable in 1 year or more				
21 Other liabilities (attach statement) See St 6		289,232.		316,173.
22 Capital stock: a Preferred stock				
b Common stock			100.	100.
23 Additional paid-in capital				
24 Retained earnings — Approp (att stmt)				
25 Retained earnings — Unappropriated		734,136.		1,524,802.
26 Adjmt to shareholders' equity (att stmt)				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity		1,036,202.		2,007,480.

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	790,666.	7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $; See Stmt 8 39,332.	39,332.
2 Federal income tax per books		8 Deductions on this return not charged against book income this year (itemize):	
3 Excess of capital losses over capital gains		a Depreciation $	
4 Income subject to tax not recorded on books this year (itemize):		b Charitable contribns $ 45,052.	45,052.
5 Expenses recorded on books this year not deducted on this return (itemize): a Depreciation $; b Charitable contributions $; c Travel & entertainment $ 952. ; Statement 7 45,126.	46,078.	9 Add lines 7 and 8	84,384.
6 Add lines 1 through 5	836,744.	10 Income (page 1, line 28) — line 6 less line 9	752,360.

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1 Balance at beginning of year	734,136.	5 Distributions: a Cash	
2 Net income (loss) per books	790,666.	b Stock	
		c Property	
3 Other increases (itemize):		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3	1,524,802.	8 Balance at end of year (line 4 less line 7)	1,524,802.

Form 1120 (2021)

CPCA0234 09/30/21

SCHEDULE N
(Form 1120)

Department of the Treasury
Internal Revenue Service

Foreign Operations of U.S. Corporations

► Attach to Form 1120, 1120-C, 1120-IC-DISC, 1120-L, 1120-PC, 1120-REIT, 1120-RIC, or 1120-S.
► Go to *www.irs.gov/Form1120* for the latest information.

OMB No. 1545-0123

2021

Name: UPSTACK TECHNOLOGIES, INC

Employer identification number (EIN): 81-3153612

Foreign Operations Information

		Yes	No
1 a	During the tax year, did the corporation own (directly or indirectly) any foreign entity that was disregarded as an entity separate from its owner under Regulations sections 301.7701-2 and 301.7701-3 **or** did the corporation own (directly or indirectly) any foreign branch (see instructions)?		X
	If "Yes," you are generally required to attach **Form 8858,** Information Return of U.S. Persons With Respect to Foreign Disregarded Entities (FDEs) and Foreign Branches (FBs), for each FDE and for each FB (see instructions).		
b	Enter the number of Forms 8858 attached to the corporation's tax return ►		
2	Enter the number of **Forms 8865,** Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to the corporation's tax return ►		
3	Excluding any partnership for which a Form 8865 is attached to the tax return, did the corporation own at least a 10% interest, directly or indirectly, in any other foreign partnership (including an entity treated as a foreign partnership under Regulations section 301.7701-2 or 301.7701-3)?		X
	If "Yes," see instructions for required statement.		
4 a	Reserved for future use		
b	Enter the number of Forms 5471 attached to the tax return ► 1		
5	During the tax year, did the corporation receive a distribution from, or was it the grantor of, or transferor to, a foreign trust?		X
	If "Yes," the corporation may have to file **Form 3520,** Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts.		
6 a	At any time during the 2021 calendar year, did the corporation have an interest in or a signature or other authority over a financial account (such as a bank account, securities account, or other financial account) in a foreign country?		X
	See the instructions for exceptions and filing requirements for **FinCEN Form 114,** Report of Foreign Bank and Financial Accounts (FBAR).		
b	If "Yes," enter the name of the foreign country ►		
7 a	Is the corporation claiming the extraterritorial income exclusion?		X
	If "Yes," attach a separate **Form 8873,** Extraterritorial Income Exclusion, for **each** transaction or group of transactions.		
b	Enter the number of Forms 8873 attached to the tax return ►		
c	Enter the total of the amounts from line 52 (extraterritorial income exclusion (net of disallowed deductions)) of **all** Forms 8873 attached to the tax return ► $		
8	Was the corporation a specified domestic entity required to file Form 8938 for the tax year (see the Instructions for Form 8938)?		X

BAA For Paperwork Reduction Act Notice, see the Instructions for Form 1120. Schedule **N** (Form 1120) 2021

CPCA0801L 09/20/21

Form **1125-A**

(Rev. November 2018)

Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

► **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.**
► **Go to** *www.irs.gov/Form1125A* **for the latest information.**

OMB No. 1545-0123

Name	Employer identification number
UPSTACK TECHNOLOGIES, INC	81-3153612

1	Inventory at beginning of year	**1**	
2	Purchases	**2**	
3	Cost of labor	**3**	
4	Additional section 263A costs (attach schedule)	**4**	
5	Other costs (attach schedule). See Statement 9	**5**	7,837,777.
6	**Total.** Add lines 1 through 5	**6**	7,837,777.
7	Inventory at end of year	**7**	
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	**8**	7,837,777.

9 a Check all methods used for valuing closing inventory:

    (i) ☐ Cost

    (ii) ☐ Lower of cost or market

    (iii) ☐ Other (Specify method used and attach explanation.) ► _

  b Check if there was a writedown of subnormal goods ► ☐

  c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ► ☐

  d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO | **9d** |

  e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions ☐ Yes ☒ No

  f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☒ No

BAA For Paperwork Reduction Act Notice, see instructions.

Form **1125-A** (Rev. 11-2018)

CPCZ0401L 09/26/18

SCHEDULE G
(Form 1120)
(Rev December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

► **Attach to Form 1120.**
► **See instructions.**

OMB No. 1545-0123

Name: UPSTACK TECHNOLOGIES, INC

Employer identification number (EIN): 81-3153612

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a).
Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b).
Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
Andre Mlynsky	895-66-2930	United States	100.00%

Form **5471**
(Rev. December 2021)

Department of the Treasury
Internal Revenue Service

Information Return of U.S. Persons With Respect to Certain Foreign Corporations

► Go to *www.irs.gov/Form5471* for instructions and the latest information.

Information furnished for the foreign corporation's annual accounting period (tax year required by section 898) (see instructions) beginning   10/01 , 2020 , and ending   9/30 , 2021

OMB No. 1545-0123

Attachment Sequence No. **121**

Name of person filing this return

UPSTACK TECHNOLOGIES, INC

Number, street, and room or suite no. (or P.O. box number if mail is not delivered to street address)

493 OXFORD RD

City or town, state, and ZIP code

CEDARHURST, NY 11516

Filer's tax year beginning   10/22 , 2020 , and ending   9/30 , 2021

A Identifying number

81-3153612

B Category of filer (See instructions. Check applicable box(es).):

1a ☐ 1b ☐ 1c ☐ 2 ☐ 3 ☐ 4 ☒ 5a ☐ 5b ☐ 5c ☐

C Enter the total percentage of the foreign corporation's voting stock you owned at the end of its annual accounting period   %

D Check box if this is a final Form 5471 for the foreign corporation. . . . . ☐

E Check if any excepted specified foreign financial assets are reported on this form (see instructions). . . . . ☐

F Check the box if this Form 5471 has been completed using "Alternative Information" under Rev. Proc. 2019-40 . . . . ☐

G If the box on line F is checked, enter the corresponding code for "Alternative Information" (see instructions). . . . . ►

H Person(s) on whose behalf this information return is filed:

(1) Name	**(2)** Address	**(3)** Identifying number	**(4)** Check applicable box(es)		
			Shareholder	Officer	Director

Important: *Fill in all applicable lines and schedules. All information **must** be in English. All amounts **must** be stated in U.S. dollars unless otherwise indicated.*

1a Name and address of foreign corporation

UpWarrior Pte. Ltd
68 Circular Road, #02-01
Singapore, Singapore 049422 Singapore

b(1) Employer identification number, if any

Foreign US

b(2) Reference ID number (see instructions)

202033617H

c Country under whose laws incorporated

Singapore

d Date of incorporation	**e** Principal place of business	**f** Principal business activity code number	**g** Principal business activity	**h** Functional currency code
10/22/2020	Singapore	541512		SGD

2 Provide the following information for the foreign corporation's accounting period stated above.

a Name, address, and identifying number of branch office or agent (if any) in the United States

b If a U.S. income tax return was filed, enter:

(i) Taxable income or (loss)	(ii) U.S. income tax paid (after all credits)

c Name and address of foreign corporation's statutory or resident agent in country of incorporation

d Name and address (including corporate department, if applicable) of person (or persons) with custody of the books and records of the foreign corporation, and the location of such books and records, if different

Schedule A   Stock of the Foreign Corporation

(a) Description of each class of stock	**(b)** Number of shares issued and outstanding	
	(i) Beginning of annual accounting period	(ii) End of annual accounting period
Common		1.

BAA For Paperwork Reduction Act Notice, see instructions.

CPCA8712L 07/12/21

Form **5471** (Rev. 12-2021)

Schedule B	Shareholders of Foreign Corporation

Part I	U.S. Shareholders of Foreign Corporation (see instructions)

(a) Name, address, and identifying number of shareholder	(b) Description of each class of stock held by shareholder. Note: This description should match the corresponding description entered in Schedule A, column (a).	(c) Number of shares held at beginning of annual accounting period	(d) Number of shares held at end of annual accounting period	(e) Pro rata share of subpart F income (enter as a percentage)
Andre Mlynsky 493 Oxford Road Cedahurst, NY 11516-1138 895-66-2930	Common Stock	1.	1.	

Part II	Direct Shareholders of Foreign Corporation (see instructions)

(a) Name, address, and identifying number of shareholder. Also include country of incorporation or formation, if applicable.	(b) Description of each class of stock held by shareholder. Note: This description should match the corresponding description entered in Schedule A, column (a).	(c) Number of shares held at beginning of annual accounting period	(d) Number of shares held at end of annual accounting period

BAA

Form **5471** (Rev. 12-2021)

Form 5471 (Rev. 12-2021) UPSTACK TECHNOLOGIES, INC   81-3153612   Page **3**

Schedule C | **Income Statement** (see instructions)

Important: *Report all information in functional currency in accordance with U.S. generally accepted accounting principles (GAAP). Also, report each amount in U.S. dollars translated from functional currency (using GAAP translation rules). However, if the functional currency is the U.S. dollar, complete only the U.S. Dollars column. See instructions for special rules for dollar approximate separate transactions method (DASTM) corporations.*

			Functional Currency	U.S. Dollars
I N C O M E	**1a** Gross receipts or sales	**1a**		19,528.
	b Returns and allowances	**1b**		
	c Subtract line 1b from line 1a	**1c**		19,528.
	2 Cost of goods sold	**2**		
	3 Gross profit (subtract line 2 from line 1c)	**3**		19,528.
	4 Dividends	**4**		
	5 Interest	**5**		
	6a Gross rents	**6a**		
	b Gross royalties and license fees	**6b**		
	7 Net gain or (loss) on sale of capital assets	**7**		
	8a Foreign currency transaction gain or loss—unrealized	**8a**		
	b Foreign currency transaction gain or loss—realized	**8b**		
	9 Other income (attach statement) See Statement 10	**9**		334.
	10 Total income (add lines 3 through 9)	**10**		19,862.
D E D U C T I O N S	**11** Compensation not deducted elsewhere	**11**		
	12a Rents	**12a**		
	b Royalties and license fees	**12b**		
	13 Interest	**13**		
	14 Depreciation not deducted elsewhere	**14**		
	15 Depletion	**15**		
	16 Taxes (exclude income tax expense (benefit))	**16**		1,121.
	17 Other deductions (attach statement — exclude income tax expense (benefit)) See Statement 11	**17**		3,402.
	18 Total deductions (add lines 11 through 17)	**18**		4,523.
N E T I N C O M E	**19** Net income or (loss) before unusual or infrequently occurring items, and income tax expense (benefit) (subtract line 18 from line 10)	**19**		15,339.
	20 Unusual or infrequently occurring items	**20**		
	21a Income tax expense (benefit)—current	**21a**		
	b Income tax expense (benefit)—deferred	**21b**		
	22 Current year net income or (loss) per books (combine lines 19 through 21b)	**22**		15,339.
Other Comprehensive Income	**23a** Foreign currency translation adjustments	**23a**		
	b Other	**23b**		
	c Income tax expense (benefit) related to other comprehensive income	**23c**		
	24 Other comprehensive income (loss), net of tax (line 23a plus line 23b less line 23c)	**24**		

BAA   Form **5471** (Rev. 12-2021)

CPCA8734L 07/12/21

Schedule F	Balance Sheet

Important: *Report all amounts in U.S. dollars prepared and translated in accordance with U.S. GAAP. See instructions for an exception for DASTM corporations.*

Assets		(a) Beginning of annual accounting period	(b) End of annual accounting period
1 Cash.	1		19,590.
2a Trade notes and accounts receivable.	2a		
b Less allowance for bad debts.	2b		
3 Derivatives.	3		
4 Inventories.	4		
5 Other current assets (attach statement) .... See Statement 12	5		1,884.
6 Loans to shareholders and other related persons.	6		
7 Investment in subsidiaries (attach statement).	7		
8 Other investments (attach statement).	8		
9a Buildings and other depreciable assets.	9a		
b Less accumulated depreciation.	9b		
10a Depletable assets.	10a		
b Less accumulated depletion.	10b		
11 Land (net of any amortization).	11		
12 Intangible assets:			
a Goodwill.	12a		
b Organization costs.	12b		
c Patents, trademarks, and other intangible assets.	12c		
d Less accumulated amortization for lines 12a, 12b, and 12c.	12d		
13 Other assets (attach statement).	13		
14 Total assets.	14	0.	21,474.
Liabilities and Shareholders' Equity			
15 Accounts payable.	15		
16 Other current liabilities (attach statement) .... See Statement 13	16		6,134.
17 Derivatives.	17		
18 Loans from shareholders and other related persons.	18		
19 Other liabilities (attach statement).	19		
20 Capital stock:			
a Preferred stock.	20a		
b Common stock.	20b		1.
21 Paid-in or capital surplus (attach reconciliation).	21		
22 Retained earnings.	22		15,339.
23 Less cost of treasury stock.	23		
24 Total liabilities and shareholders' equity.	24	0.	21,474.

Schedule G	Other Information

		Yes	No
1	During the tax year, did the foreign corporation own at least a 10% interest, directly or indirectly, in any foreign partnership?.		X
	If "Yes," see the instructions for required statement.		
2	During the tax year, did the foreign corporation own an interest in any trust?.		X
3	During the tax year, did the foreign corporation own any foreign entities that were disregarded as separate from their owner under Regulations sections 301.7701-2 and 301.7701-3 or did the foreign corporation own any foreign branches (see instructions)?.		X
	If "Yes," you are generally required to attach Form 8858 for each entity or branch (see instructions).		
4a	During the tax year, did the filer pay or accrue any base erosion payment under section 59A(d) to the foreign corporation or did the filer have a base erosion tax benefit under section 59A(c)(2) with respect to a base erosion payment made or accrued to the foreign corporation (see instructions)?.		X
	If "Yes," complete lines 4b and 4c.		
b	Enter the total amount of the base erosion payments. ▶ $		
c	Enter the total amount of the base erosion tax benefit. ▶ $		
5a	During the tax year, did the foreign corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A?.		X
	If "Yes," complete line 5b.		
b	Enter the total amount of the disallowed deductions (see instructions). ▶ $		

Schedule G	Other Information *(continued)*		

		Yes	No
6a Is the filer of this Form 5471 claiming a foreign-derived intangible income deduction (under section 250) with respect to any amounts listed on Schedule M?. . . . . If "Yes," complete lines 6b, 6c, and 6d.			X
b Enter the amount of gross income derived from sales, leases, exchanges, or other dispositions (but not licenses) from transactions with the foreign corporation that the filer included in its computation of foreign-derived deduction eligible income (FDDEI) (see instructions) . . . . ► $			
c Enter the amount of gross income derived from a license of property to the foreign corporation that the filer included in its computation of FDDEI (see instructions) . . . . ► $			
d Enter the amount of gross income derived from services provided to the foreign corporation that the filer included in its computation of FDDEI (see instructions) . . . . ► $			
7 During the tax year, was the foreign corporation a participant in any cost sharing arrangement?. . . . . If the answer to question 7 is "Yes," complete a separate Schedule G-1 for each cost sharing arrangement in which the foreign corporation was a participant during the tax year.			X
8 From April 25, 2014, to December 31, 2017, did the foreign corporation purchase stock or securities of a shareholder of the foreign corporation for use in a triangular reorganization (within the meaning of Regulations section 1.358-6(b)(2))?.			X
9a Did the foreign corporation receive any intangible property in a prior year or the current tax year for which the U.S. transferor is required to report a section 367(d) annual income inclusion for the tax year?. . . . . If "Yes," go to line 9b.			X
b Enter in functional currency the amount of the earnings and profits reduction pursuant to section 367(d)(2)(B) for the tax year. . . . . ► $			
10 During the tax year, was the foreign corporation an expatriated foreign subsidiary under Regulations section 1.7874-12(a)(9)?. . . . . If "Yes," see instructions and attach statement.			X
11 During the tax year, did the foreign corporation participate in any reportable transaction as defined in Regulations section 1.6011-4?. . . . . If "Yes," attach Form(s) 8886 if required by Regulations section 1.6011-4(c)(3)(i)(G).			X
12 During the tax year, did the foreign corporation pay or accrue any foreign tax that was disqualified for credit under section 901(m)?.			X
13 During the tax year, did the foreign corporation pay or accrue foreign taxes to which section 909 applies, or treat foreign taxes that were previously suspended under section 909 as no longer suspended?.			X
14 Did you answer "Yes" to any of the questions in the instructions for line 14?. . . . . If "Yes," enter the corresponding code(s) from the instructions and attach statement ►			X
15 Does the foreign corporation have interest expense disallowed under section 163(j) (see instructions)?. . . . . If "Yes," enter the amount . . . . ► $			X
16 Does the foreign corporation have previously disallowed interest expense under section 163(j) carried forward to the current tax year (see instructions)?. . . . . If "Yes," enter the amount . . . . ► $			X
17a Did any extraordinary reduction with respect to a controlling section 245A shareholder occur during the tax year (see instructions)?.			X
b If the answer to question 17a is "Yes," was an election made to close the tax year such that no amount is treated as an extraordinary reduction amount or tiered extraordinary reduction amount (see instructions)?.			
18 Does the reporting corporation have any loan to or from the related party to which the safe-haven rate rules of Regulations section 1.482-2(a)(2)(iii)(B) are applicable, and for which the reporting corporation used a rate of interest within the safe-haven range of Regulations section 1.482-2(a)(2)(iii)(B)(1) (100% to 130% of the AFR for the relevant term)?			X
19a Did the reporting corporation make at least one distribution or acquisition (as defined by Regulations section 1.385-3) during the period including the tax year and the preceding three tax years, or, during the period beginning 36 months before the date of the respective distribution or acquisition and ending 36 months afterward, did the reporting corporation issue or refinance indebtedness owed to a related party?.			X
b If the answer to question 19a is "Yes," provide the following.			
(1) The amount of such distribution(s) and acquisition(s). . . . . ► $			
(2) The amount of such related party indebtedness . . . . ► $			

BAA   Form **5471** (Rev. 12-2021)

Schedule I	Summary of Shareholder's Income From Foreign Corporation (see instructions)

If item H on page 1 is completed, a separate Schedule I must be filed for each Category 4, 5a, or 5b filer for whom reporting is furnished on this Form 5471. This Schedule I is being completed for: UPSTACK TECHNOLOGIES, INC

Name of U.S. shareholder ► Mlynsky Andre   Identifying number ► 895-66-2930

1a	Section 964(e)(4) subpart F dividend income from the sale of stock of a lower-tier foreign corporation (see instructions)	**1a**	
b	Section 245A(e)(2) subpart F income from hybrid dividends of tiered corporations (see instructions)	**1b**	
c	Subpart F income from tiered extraordinary disposition amounts not eligible for subpart F exception under section 954(c)(6)	**1c**	
d	Subpart F income from tiered extraordinary reduction amounts not eligible for subpart F exception under section 954(c)(6)	**1d**	
e	Section 954(c) Subpart F Foreign Personal Holding Company Income (enter result from Worksheet A)	**1e**	
f	Section 954(d) Subpart F Foreign Base Company Sales Income (enter result from Worksheet A)	**1f**	
g	Section 954(e) Subpart F Foreign Base Company Services Income (enter result from Worksheet A)	**1g**	
h	Other subpart F income (enter result from Worksheet A)	**1h**	
2	Earnings invested in U.S. property (enter the result from Worksheet B)	**2**	
3	Reserved for future use	**3**	
4	Factoring income	**4**	
	See instructions for reporting amounts on lines 1, 2, and 4 on your income tax return.		
5a	Section 245A eligible dividends (see instructions)	**5a**	
b	Extraordinary disposition amounts (see instructions)	**5b**	
c	Extraordinary reduction amounts (see instructions)	**5c**	
d	Section 245A(e) dividends (see instructions)	**5d**	
e	Dividends not reported on line 5a, 5b, 5c, or 5d	**5e**	
6	Exchange gain or (loss) on a distribution of previously taxed earnings and profits	**6**	

		Yes	No
7a	Was any income of the foreign corporation blocked?		X
b	Did any such income become unblocked during the tax year (see section 964(b))?		X
	If the answer to either question is "Yes," attach an explanation.		
8a	Did this U.S. shareholder have an extraordinary disposition (ED) account with respect to the foreign corporation at any time during the tax year (see instructions)?		X

b If the answer to question 8a is "Yes," enter the U.S. shareholder's ED account balance at the beginning of the CFC year

$ _____ and at the end of the tax year $ _____ . Provide an attachment detailing any changes from the beginning to the ending balances.

c Enter the CFC's aggregate ED account balance with respect to all U.S. shareholders at the beginning of the CFC year

$ _____ and at the end of the tax year $ _____ . Provide an attachment detailing any changes from the beginning to the ending balances.

9 Enter the sum of the hybrid deduction accounts with respect to stock of the foreign corporation (see instructions) $

CPCA8734L   07/12/21

SCHEDULE E (Form 5471)
(Rev. December 2021)
Department of the Treasury
Internal Revenue Service

Income, War Profits, and Excess Profits Taxes Paid or Accrued

► Attach to Form 5471.
► Go to *www.irs.gov/Form5471* for instructions and the latest information.

OMB No. 1545-0123

Name of person filing Form 5471		Identifying number
UPSTACK TECHNOLOGIES, INC		81-3153612
Name of foreign corporation	**EIN (if any)**	**Reference ID number** (see instructions)
UpWarrior Pte. Ltd	Foreign US	202033617H

a Separate Category (Enter code — see instructions.) ► GEN
b If code 901j is entered on line a, enter the country code for the sanctioned country (see instructions) ►
c If one of the RBT codes is entered on line a, enter the country code for the treaty country (see instructions) ►

Part I Taxes for Which a Foreign Tax Credit Is Allowed

Section 1 — Taxes Paid or Accrued Directly by Foreign Corporation

	(a) Name of Payor Entity	(b) EIN or Reference ID Number of Payor Entity	(c) Unsuspended Taxes	(d) Country or U.S. Possession to Which Tax Is Paid (Enter code—see instructions. Use a separate line for each.)	(e) Foreign Tax Year of Payor Entity to Which Tax Relates (Year/Month/Day)	(f) U.S. Tax Year of Payor Entity to Which Tax Relates (Year/Month/Day)
1			☐			
2			☐			
3			☐			
4			☐			

	(g) Income Subject to Tax in the Foreign Jurisdiction (see instructions)	(h) If taxes are paid on U.S. source income, check box	(i) Local Currency in Which Tax Is Payable (enter code — see instructions)	(j) Tax Paid or Accrued (in local currency in which the tax is payable)	(k) Conversion Rate to U.S. Dollars	(l) In U.S. Dollars (divide column (j) by column (k))	(m) In Functional Currency of Foreign Corporation
1		☐					
2		☐					
3		☐					
4		☐					

5 Total (combine lines 1 through 4 of column (l)). Also report amount on Schedule E-1, line 4 ►
6 Total (combine lines 1 through 4 of column (m)) ►

Section 2—Taxes Deemed Paid by Foreign Corporation

	(a) Name of Lower-Tier Distributing Foreign Corporation	(b) EIN or Reference ID Number of Lower-Tier Distributing Foreign Corporation	(c) Country or U.S. Possession to Which Tax Is Paid (Enter code—see instructions. Use a separate line for each.)	(d) PTEP Group (enter code)	(e) Annual PTEP Account (enter year)
1					
2					
3					
4					

	(f) PTEP Distributed (enter amount in functional currency)	(g) Total Amount of PTEP in the PTEP Group (in functional currency)	(h) Total Amount of the PTEP Group Taxes With Respect to PTEP Group (USD)	(i) Foreign Income Taxes Properly Attributable to PTEP and not Previously Deemed Paid ((column (f)/column (g)) x column (h)) (USD)
1				
2				
3				
4				

5 Total (combine lines 1 through 4 of column (i)). Also report amount on Schedule E-1, line 6 ►

BAA For Paperwork Reduction Act Notice, see instructions. CPCA8701L 07/01/21 Schedule E (Form 5471) (Rev. 12-2021)

Name of foreign corporation	EIN (if any)	**Reference ID number** (see instructions)
UpWarrior Pte. Ltd	Foreign US	202033617H

a Separate Category (Enter code — see instructions.). . . . . ► GEN

b If code 901j is entered on line a, enter the country code for the sanctioned country (see instructions). . . . . ►

c If one of the RBT codes is entered on line a, enter the country code for the treaty country (see instructions). . . . . ►

Part II	Election

For tax years beginning after December 31, 2004, has an election been made under section 986(a)(1)(D) to translate taxes using the exchange rate on the date of payment?

☐ Yes　　☒ No　　If "Yes," state date of election ► _____

Part III	Taxes for Which a Foreign Tax Credit Is Disallowed (Enter in functional currency of foreign corporation.)

	(a) Name of Payor Entity	(b) EIN or Reference ID Number of Payor Entity	(c) Section 901 (j)	(d) Section 901(k) and (l)	(e) Section 901(m)	(f) U.S. Taxes	(g) Suspended Taxes	(h) Other	(i) Total
1									
2									
3	In functional currency (combine lines 1 and 2). . . . . ►								
4	In U.S. dollars (translated at the average exchange rate, as defined in section 989(b)(3) and related regulations (see instructions)). . . . . ►								

Schedule E-1	Taxes Paid, Accrued, or Deemed Paid on Earnings and Profits (E&P) of Foreign Corporation

IMPORTANT: *Enter amounts in U.S. dollars.*

		Taxes related to:			
		(a) Subpart F Income	(b) Tested Income	(c) Residual Income	(d) Suspended Taxes
1a	Balance at beginning of year (as reported in prior year Schedule E-1).	0.	0.	0.	
b	Beginning balance adjustments (attach statement).				
c	Adjusted beginning balance (combine lines 1a and 1b).				
2	Adjustment for foreign tax redetermination.				
3a	Taxes unsuspended under anti-splitter rules.				
b	Taxes suspended under anti-splitter rules.				
4	Taxes reported on Schedule E, Part I, Section 1, line 5, column (l).				
5	Taxes carried over in nonrecognition transactions.				
6	Taxes reported on Schedule E, Part I, Section 2, line 5, column (i).				
7	Other adjustments (attach statement).				
8	Taxes paid or accrued on current income/E&P or accumulated E&P (combine lines 1c through 7).				
9	Taxes deemed paid with respect to inclusions (see instructions).				
10	Taxes deemed paid with respect to actual distributions.				
11	Taxes on amounts reclassified to section 959(c)(1) E&P from section 959(c)(2) E&P.				
12	Other (attach statement).				
13	Balance of taxes paid or accrued (combine lines 8 through 12 in columns (a), (b), and (c)).				
14	Reserved for future use.				
15	Reduction for other taxes not deemed paid				
16	Balance of taxes paid or accrued at the beginning of the next year. Line 16, columns (a), (b), and (c) must always equal zero. So, if necessary, enter negative amounts on line 15 of columns (a), (b), and (c) in amounts sufficient to reduce line 13, columns (a), (b), and (c) to zero. For the remaining columns, combine lines 8 through 12	0.	0.	0.	

Name of foreign corporation	EIN (if any)	**Reference ID number** (see instructions)
UpWarrior Pte. Ltd	Foreign US	202033617H

a Separate Category (Enter code — see instructions.) . . . . ► <u>GEN</u>

b If code 901j is entered on line a, enter the country code for the sanctioned country (see instructions) . . . . ► <u>　</u>

c If one of the RBT codes is entered on line a, enter the country code for the treaty country (see instructions) . . . . ► <u>　</u>

Schedule E-1   **Taxes Paid, Accrued, or Deemed Paid on Accumulated Earnings and Profits (E&P) of Foreign Corporation** *(continued)*

(e) Taxes related to previously taxed E&P (see instructions)

	(i) Reclassified section 965(a) PTEP	**(ii)** Reclassified section 965(b) PTEP	**(iii)** General section 959(c)(1) PTEP	**(iv)** Reclassified section 951A PTEP	**(v)** Reclassified section 245A(d) PTEP	**(vi)** Section 965(a) PTEP	**(vii)** Section 965(b) PTEP	**(viii)** Section 951A PTEP	**(ix)** Section 245A(d) PTEP	**(x)** Section 951(a)(1)(A) PTEP
1a										
b										
c										
2										
3a										
b										
4										
5										
6										
7										
8										
9										
10										
11										
12										
13										
14										
15										
16										

BAA   **Schedule E (Form 5471) (Rev. 12-2021)**

CPCA8701L   06/24/21

SCHEDULE H (Form 5471)
(Rev. December 2021)
Department of the Treasury
Internal Revenue Service

Current Earnings and Profits

▶ Attach to Form 5471.
▶ Go to *www.irs.gov/Form5471* for instructions and the latest information.

OMB No. 1545-0123

Name of person filing Form 5471		Identifying number
UPSTACK TECHNOLOGIES, INC		81-3153612
Name of foreign corporation	**EIN (if any)**	**Reference ID number** (see instructions)
UpWarrior Pte. Ltd	FOREIGNUS	202033617H

IMPORTANT: *Enter the amounts on lines 1 through 5c in* ***functional*** *currency.*

			Net Additions	Net Subtractions		
1	Current year net income or (loss) per foreign books of account				1	15,339.
2	Net adjustments made to line 1 to determine current earnings and profits according to U.S. financial and tax accounting standards (see instructions):					
a	Capital gains or losses	2a				
b	Depreciation and amortization	2b				
c	Depletion	2c				
d	Investment or incentive allowance	2d				
e	Charges to statutory reserves	2e				
f	Inventory adjustments	2f				
g	Income taxes (see Schedule E, Part I, Section 1, line 6, column (m), and Part III, line 3, column (i))	2g				
h	Foreign currency gains or losses	2h				
i	Other (attach statement)	2i				
3	Total net additions	3				
4	Total net subtractions	4				
5a	Current earnings and profits (line 1 plus line 3 minus line 4)				5a	15,339.
b	DASTM gain or (loss) for foreign corporations that use DASTM (see instructions)				5b	
c	Combine lines 5a and 5b and enter the result on line 5c. Then enter on lines 5c(i), 5c(ii), and 5c(iii)(A) through 5c(iii)(D) the portion of the line 5c amount with respect to the categories of income shown on those lines				5c	15,339.
	(i) General category (enter amount on applicable Schedule J, Part I, line 3, column (a))	5c(i)				
	(ii) Passive category (enter amount on applicable Schedule J, Part I, line 3, column (a))	5c(ii)				
	(iii) Section 901(j) category:					
	(A) Enter the country code of the sanctioned country ▶ ______ and enter the line 5c amount with respect to the sanctioned country on this line 5c(iii)(A) and on the applicable Schedule J, Part I, line 3, column (a)	5c(iii)(A)				
	(B) Enter the country code of the sanctioned country ▶ ______ and enter the line 5c amount with respect to the sanctioned country on this line 5c(iii)(B) and on the applicable Schedule J, Part I, line 3, column (a)	5c(iii)(B)				
	(C) Enter the country code of the sanctioned country ▶ ______ and enter the line 5c amount with respect to the sanctioned country on this line 5c(iii)(C) and on the applicable Schedule J, Part I, line 3, column (a)	5c(iii)(C)				
	(D) Enter the country code of the sanctioned country ▶ ______ and enter the line 5c amount with respect to the sanctioned country on this line 5c(iii)(D) and on the applicable Schedule J, Part I, line 3, column (a)	5c(iii)(D)				
d	Current earnings and profits in U.S. dollars (line 5c translated at the average exchange rate, as defined in section 989(b)(3) and the related regulations (see instructions))				5d	15,339.
e	Enter exchange rate used for line 5d ▶			1		

SCHEDULE J
(Form 5471)
(Rev. December 2020)

Department of the Treasury
Internal Revenue Service

Accumulated Earnings & Profits (E&P) of Controlled Foreign Corporation

► **Attach to Form 5471.**

► **Go to** *www.irs.gov/Form5471* **for instructions and the latest information.**

OMB No. 1545-0123

Name of person filing Form 5471	Identifying number
UPSTACK TECHNOLOGIES, INC	81-3153612

Name of foreign corporation	EIN (if any)	Reference ID number (see instructions)
UpWarrior Pte. Ltd	FOREIGNUS	202033617H

a Separate Category (Enter code—see instructions.) . . . . ► <u>GEN</u>

b If code 901j is entered on line a, enter the country code for the sanctioned country (see instructions) . . . . ►

Part I   Accumulated E&P of Controlled Foreign Corporation

☐ Check the box if person filing return does not have all U.S. shareholders' information to complete an amount in column (e) (see instructions).

Important: Enter amounts in functional currency.

	(a) Post-2017 E&P Not Previously Taxed (post-2017 section 959(c)(3) balance)	(b) Post-1986 Undistributed Earnings (post-1986 and pre-2018 section 959(c)(3) balance)	(c) Pre-1987 E&P Not Previously Taxed (pre-1987 section 959(c)(3) balance)	(d) Hovering Deficit and Deduction for Suspended Taxes	(e) Previously Taxed E&P (see instructions)	
					(i) Reclassified section 965(a) PTEP	*(ii)* Reclassified section 965(b) PTEP
1a Balance at beginning of year (as reported on prior year Schedule J)						
b Beginning balance adjustments (attach stmt)						
c Adjusted beginning balance (combine lines 1a and 1b)						
2a Reduction for taxes unsuspended under anti-splitter rules .						
b Disallowed deduction for taxes suspended under anti-splitter rules						
3 Current year E&P (or deficit in E&P) (enter amount from applicable line 5c of Schedule H)						
4 E&P attributable to distributions of previously taxed E&P from lower-tier foreign corporation						
5a E&P carried over in nonrecognition transaction						
b Reclassify deficit in E&P as hovering deficit after nonrecognition transaction						
6 Other adjustments (attach statement)						
7 Total current and accumulated E&P (combine lines 1c through 6)						
8 Amounts reclassified to section 959(c)(2) E&P from section 959(c)(3) E&P						
9 Actual distributions						
10 Amounts reclassified to section 959(c)(1) E&P from section 959(c)(2) E&P						
11 Amounts included as earnings invested in U.S. property and reclassified to section 959(c)(1) E&P (see instructions)						
12 Other adjustments (attach statement)						
13 Hovering deficit offset of undistributed post-transaction E&P (see instructions)						
14 Balance at beginning of next year (combine lines 7 through 13)						

BAA For Paperwork Reduction Act Notice, see the Instructions for Form 5471.

CPCA8705L 08/27/20

Schedule J (Form 5471) (Rev. 12-2020)

| Part I | Accumulated E&P of Controlled Foreign Corporation *(continued)* |

	(e) Previously Taxed E&P (see instructions)				
	(iii) General section 959(c)(1) PTEP	*(iv)* Reclassified section 951A PTEP	*(v)* Reclassified section 245A(d) PTEP	*(vi)* Section 965(a) PTEP	*(vii)* Section 965(b) PTEP
1a					
b					
c					
2a					
b					
3					
4					
5a					
b					
6					
7					
8					
9					
10					
11					
12					
13					
14					

	(e) Previously Taxed E&P (see instructions)			(f) Total Section 964(a) E&P (combine columns (a), (b), (c), and (e)(i) through (e)(x))
	(viii) Section 951A PTEP	*(ix)* Section 245A(d) PTEP	*(x)* Section 951(a)(1)(A) PTEP	
1a				
b				
c				
2a				
b				
3				
4				
5a				
b				
6				
7				
8				
9				
10				
11				
12				
13				
14				

Part II	Nonpreviously Taxed E&P Subject to Recapture as Subpart F Income (section 952(c)(2))		

Important: Enter amounts in functional currency.

1	Balance at beginning of year... ►	1	
2	Additions (amounts subject to future recapture)... ►	2	
3	Subtractions (amounts recaptured in current year)... ►	3	
4	Balance at end of year (combine lines 1 through 3).. ►	4	

BAA

CPCA8705L 08/27/20

SCHEDULE I-1
(Form 5471)
(Rev. December 2021)
Department of the Treasury
Internal Revenue Service

Information for Global Intangible Low-Taxed Income

▶ **Attach to Form 5471.**
▶ **Go to *www.irs.gov/Form5471* for instructions and the latest information.**

OMB No. 1545-0123

Name of person filing Form 5471		Identifying number
UPSTACK TECHNOLOGIES, INC		81-3153612
Name of foreign corporation	**EIN (if any)**	**Reference ID number** (see instructions)
UpWarrior Pte. Ltd	FOREIGNUS	202033617H

Separate Category (Enter code—see instructions.) . . . ▶ GEN

				Functional Currency	Conversion Rate	U.S. Dollars
1	Gross income (see instructions if cost of goods sold exceed gross receipts)		**1**			
2	Exclusions (see instructions if cost of goods sold exceed gross receipts)					
a	Effectively connected income	**2a**				
b	Subpart F income	**2b**				
c	High-tax exception income per section 954(b)(4)	**2c**				
d	Related party dividends	**2d**				
e	Foreign oil and gas extraction income	**2e**				
3	Total exclusions (combine lines 2a through 2e)		**3**			
4	Gross income less total exclusions (line 1 minus line 3) (see instructions)		**4**			
5	Deductions properly allocable to amount on line 4		**5**			
6	Tested income (loss) (line 4 minus line 5) (see instructions)		**6**			
7	Tested foreign income taxes		**7**			
8	Qualified business asset investment (QBAI)		**8**			
9a	Interest expense included on line 5	**9a**				
b	Qualified interest expense	**9b**				
c	Tested loss QBAI amount	**9c**				
d	Tested interest expense (line 9a minus the sum of line 9b and line 9c). If zero or less, enter -0-		**9d**			
10a	Interest income included in line 4	**10a**				
b	Qualified interest income	**10b**				
c	Tested interest income (line 10a minus line 10b). If zero or less, enter -0-		**10c**			

SCHEDULE M
(Form 5471)
(Rev. December 2021)
Department of the Treasury
Internal Revenue Service

Transactions Between Controlled Foreign Corporation and Shareholders or Other Related Persons
► **Attach to Form 5471.**
► **Go to** *www.irs.gov/Form5471* **for instructions and the latest information.**

OMB No. 1545-0123

Name of person filing Form 5471	Identifying number
UPSTACK TECHNOLOGIES, INC	81-3153612

Name of foreign corporation	EIN (if any)	Reference ID number (see instructions)
UpWarrior Pte. Ltd	Foreign US	202033617H

Important: *Complete a separate Schedule M for each controlled foreign corporation. Enter the totals for each type of transaction that occurred during the annual accounting period between the foreign corporation and the persons listed in columns (b) through (f). All amounts must be stated in U.S. dollars translated from functional currency at the average exchange rate for the foreign corporation's tax year. See instructions.*

Enter the relevant functional currency and the exchange rate used throughout this schedule ►   SGD 1

	(a) Transactions of foreign corporation	(b) U.S. person filing this return	(c) Any domestic corporation or partnership controlled by U.S. person filing this return	(d) Any other foreign corporation or partnership controlled by U.S. person filing this return	(e) 10% or more U.S. shareholder of controlled foreign corporation (other than the U.S. person filing this return)	(f) 10% or more U.S. shareholder of any corporation controlling the foreign corporation
1	Sales of stock in trade (inventory)					
2	Sales of tangible property other than stock in trade . .					
3	Sales of property rights (patents, trademarks, etc.) . .					
4	Platform contribution transaction payments received . .					
5	Cost sharing transaction payments received					
6	Compensation received for technical, managerial, engineering, construction, or like services					
7	Commissions received					
8	Rents, royalties, and license fees received					
9	Hybrid dividends received (see instructions)					
10	Dividends received (exclude hybrid dividends, deemed distributions under subpart F, and distributions of previously taxed income) . .					
11	Interest received					
12	Premiums received for insurance or reinsurance . .					
13	Loan guarantee fees received					
14	Other amounts received (attach statement)					
15	Add lines 1 through 14	0.	0.	0.	0.	0.
16	Purchases of stock in trade (inventory)					
17	Purchases of tangible property other than stock in trade					
18	Purchases of property rights (patents, trademarks, etc.) . .					
19	Platform contribution transaction payments paid . .					
20	Cost sharing transaction payments paid					
21	Compensation paid for technical, managerial, engineering, construction, or like services					
22	Commissions paid					
23	Rents, royalties, and license fees paid	19,528.				
24	Hybrid dividends paid (see instructions)					
25	Dividends paid (exclude hybrid dividends paid)					
26	Interest paid					
27	Premiums paid for insurance or reinsurance					
28	Loan guarantee fees paid . .					
29	Other amounts paid (attach statement)					
30	Add lines 16 through 29 . . .	19,528.	0.	0.	0.	0.

CPCA8706L 06/22/21   **Schedule M (Form 5471)** (Rev. 12-2021)

Name of person filing Form 5471	Identifying number
UPSTACK TECHNOLOGIES, INC	81-3153612

	(a) Transactions of foreign corporation	**(b)** U.S. person filing this return	**(c)** Any domestic corporation or partnership controlled by U.S. person filing this return	**(d)** Any other foreign corporation or partnership controlled by U.S. person filing this return	**(e)** 10% or more U.S. shareholder of controlled foreign corporation (other than the U.S. person filing this return)	**(f)** 10% or more U.S. shareholder of any corporation controlling the foreign corporation
31	Accounts Payable					
32	Amounts borrowed (enter the maximum loan balance during the year) — see instructions					
33	Accounts Receivable					
34	Amounts loaned (enter the maximum loan balance during the year) — see instructions					

Schedule M (Form 5471) (Rev. 12-2021)

SCHEDULE P
(Form 5471)
(Rev. December 2020)

Department of the Treasury
Internal Revenue Service

Previously Taxed Earnings and Profits of U.S. Shareholder of Certain Foreign Corporations

► **Attach to Form 5471.**
► **Go to** *www.irs.gov/Form5471* **for instructions and the latest information.**

OMB No. 1545-0123

Name of person filing Form 5471	Identifying number
UPSTACK TECHNOLOGIES, INC	81-3153612

Name of U.S. shareholder	Identifying number
Andre Mlynsky	895-66-2930

Name of foreign corporation	EIN (if any)	Reference ID number (see instructions)
UpWarrior Pte. Ltd	FOREIGNUS	202033617H

a Separate Category (Enter code—see instructions) . . . . ► GEN

b If code 901j is entered on line a, enter the country code for the sanctioned country (see instructions). . . . . ►

Part I   Previously Taxed E&P in Functional Currency (see instructions)

		(a) Reclassified section 965(a) PTEP	(b) Reclassified section 965(b) PTEP	(c) General section 959(c)(1) PTEP
1a	Balance at beginning of year (see instructions).			
b	Beginning balance adjustments (attach statement).			
c	Adjusted beginning balance (combine lines 1a and 1b)			
2	Reduction for taxes unsuspended under anti-splitter rules.			
3	Previously taxed E&P attributable to distributions of previously taxed E&P from lower-tier foreign corporation. . . .			
4	Previously taxed E&P carried over in nonrecognition transaction			
5	Other adjustments (attach statement)			
6	Total previously taxed E&P (combine lines 1c through 5)			
7	Amounts reclassified to section 959(c)(2) E&P from section 959(c)(3) E&P.			
8	Actual distributions of previously taxed E&P.			
9	Amounts reclassified to section 959(c)(1) E&P from section 959(c)(2) E&P.			
10	Amounts included as earnings invested in U.S. property and reclassified to section 959(c)(1) E&P (see instructions).			
11	Other adjustments (attach statement).			
12	Balance at beginning of next year (combine lines 6 through 11).			

BAA For Paperwork Reduction Act Notice, see instructions.   CPCA8703L 08/28/20   **Schedule P (Form 5471) (Rev. 12-2020)**

Schedule P (Form 5471) (Rev. 12-2020) UPSTACK TECHNOLOGIES, INC 81-3153612 Page 2

Part I **Previously Taxed E&P in Functional Currency** (see instructions) *(continued)*

	(d) Reclassified section 951A PTEP	(e) Reclassified section 245A(d) PTEP	(f) Section 965(a) PTEP	(g) Section 965(b) PTEP	(h) Section 951A PTEP	(i) Section 245A(d) PTEP	(j) Section 951(a)(1)(A) PTEP	(k) Total
1a								
b								
c								
2								
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								

CPCA8703L 08/28/20

Part II	**Previously Taxed E&P in U.S. Dollars**			
		(a) Reclassified section 965(a) PTEP	**(b)** Reclassified section 965(b) PTEP	**(c)** General section 959(c)(1) PTEP
1a	Balance at beginning of year (see instructions)			
b	Beginning balance adjustments (attach statement)			
c	Adjusted beginning balance (combine lines 1a and 1b)			
2	Reduction for taxes unsuspended under anti-splitter rules			
3	Previously taxed E&P attributable to distributions of previously taxed E&P from lower-tier foreign corporation			
4	Previously taxed E&P carried over in nonrecognition transaction			
5	Other adjustments (attach statement)			
6	Total previously taxed E&P (combine lines 1c through 5)			
7	Amounts reclassified to section 959(c)(2) E&P from section 959(c)(3) E&P			
8	Actual distributions of previously taxed E&P			
9	Amounts reclassified to section 959(c)(1) E&P from section 959(c)(2) E&P			
10	Amounts included as earnings invested in U.S. property and reclassified to section 959(c)(1) E&P (see instructions)			
11	Other adjustments (attach statement)			
12	Balance at beginning of next year (combine lines 6 through 11)			

BAA   **Schedule P (Form 5471) (Rev. 12-2020)**

CPCA8745L 12/08/20

Part II	Previously Taxed E&P in U.S. Dollars *(continued)*						
	(d) Reclassified section 951A PTEP	**(e)** Reclassified section 245A(d) PTEP	**(f)** Section 965(a) PTEP	**(g)** Section 965(b) PTEP	**(h)** Section 951A PTEP	**(i)** Section 245A(d) PTEP	**(j)** Section 951(a)(1)(A) PTEP	**(k)** Total
1a								
b								
c								
2								
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								

BAA Schedule P (Form 5471) (Rev. 12-2020)

CPCA8745L 08/28/20

SCHEDULE Q
(Form 5471)

(December 2020)

Department of the Treasury
Internal Revenue Service

CFC Income by CFC Income Groups

► **Attach to Form 5471.**

► **Go to** *www.irs.gov/Form5471* **for instructions and the latest information.**

OMB No. 1545-0123

Name of person filing Form 5471	Identifying number
UPSTACK TECHNOLOGIES, INC	81-3153612

Name of foreign corporation	EIN (if any)	Reference ID number (see instructions)
UpWarrior Pte. Ltd	FOREIGNUS	202033617H

Complete a separate Schedule Q with respect to each applicable category of income (see instructions).

A Enter separate category code with respect to which this Schedule Q is being completed (see instructions for codes) . . . . ► <u>GEN</u>

B If category code "PAS" is entered on line A, enter the applicable grouping code (see instructions). . . . . ► <u>   </u>

Complete a separate Schedule Q for U.S. source income and foreign source income.

C Indicate whether this Schedule Q is being completed for: ☐ U.S. source income or ☒ Foreign source income

Complete a separate Schedule Q for FOGEI or FORI income.

D If this Schedule Q is being completed for FOGEI or FORI income, check this box. . . . . ► ☐

Enter amounts in functional currency of the foreign corporation (unless otherwise noted).	(i) Country Code	(ii) Gross Income	(iii) Definitely Related Expenses	(iv) Related Person Interest Expense	(v) Other Interest Expense	(vi) Research & Experimental Expenses	(vii) Other Expenses (attach schedule)
1 Subpart F Income Groups							
a Dividends, Interest, Rents, Royalties, & Annuities (Total).							
(1) Unit name ►							
(2) Unit name ►							
b Net Gain From Certain Property Transactions (Total).							
(1) Unit name ►							
(2) Unit name ►							
c Net Gain From Commodities Transactions (Total).							
(1) Unit name ►							
(2) Unit name ►							
d Net Foreign Currency Gain (Total)							
(1) Unit name ►							
(2) Unit name ►							
e Income Equivalent to Interest (Total)							
(1) Unit name ►							
(2) Unit name ►							
f Foreign Base Company Sales Income (Total).							
(1) Unit name ►							
(2) Unit name ►							

Important: See *Computer-Generated Schedule Q* in instructions.

BAA For Paperwork Reduction Act Notice, see instructions.

Schedule Q (Form 5471) (12-2020)

CPCA8707L 12/14/20

	(viii) Current Year Tax on Reattributed Income From Disregarded Payments	(ix) Current Year Tax on All Other Disregarded Payments	(x) Other Current Year Taxes	(xi) Net Income (column (ii) less columns (iii) through (x))	(xii) Foreign Taxes for Which Credit Allowed (U.S. Dollars)	(xiii) Average Asset Value	(xiv) High Tax Election	Reserved	Reserved
1									
a									
(1)									
(2)									
b									
(1)									
(2)									
c									
(1)									
(2)									
d									
(1)									
(2)									
e									
(1)									
(2)									
f									
(1)									
(2)									

Important: See *Computer-Generated Schedule Q* in instructions.

BAA   **Schedule Q (Form 5471) (12-2020)**

CPCA8707L 12/14/20

Enter amounts in functional currency of the foreign corporation (unless otherwise noted).	(i) Country Code	(ii) Gross Income	(iii) Definitely Related Expenses	(iv) Related Person Interest Expense	(v) Other Interest Expense	(vi) Research & Experimental Expenses	(vii) Other Expenses (attach schedule)
1 Subpart F Income Groups							
g Foreign Base Company Services Income (Total)........................							
(1) Unit name ► _____							
(2) Unit name ► _____							
h Full Inclusion Foreign Base Company Income (Total)........................							
(1) Unit name ► _____							
(2) Unit name ► _____							
i Insurance Income (Total)...............							
(1) Unit name ► _____							
(2) Unit name ► _____							
j International Boycott Income							
k Bribes, Kickbacks, and Other Payments.............................							
l Section 901(j) income.................							
2 Recaptured Subpart F Income							
3 Tested Income Group (Total)...........							
(1) Unit name ► _____							
(2) Unit name ► _____							
4 Residual Income Group (Total).........							
(1) Unit name ► _____							
(2) Unit name ► _____							
5 Total.................................							

Important: See *Computer-Generated Schedule Q* in instructions.

BAA

Schedule Q (Form 5471) (12-2020)

	(viii) Current Year Tax on Reattributed Income From Disregarded Payments	(ix) Current Year Tax on All Other Disregarded Payments	(x) Other Current Year Taxes	(xi) Net Income (column (ii) less columns (iii) through (x))	(xii) Foreign Taxes for Which Credit Allowed (U.S. Dollars)	(xiii) Average Asset Value	(xiv) High Tax Election	Reserved	Reserved
1									
g									
(1)							☐☐		
(2)							☐☐		
h									
(1)							☐☐		
(2)							☐☐		
i									
(1)							☐☐		
(2)							☐☐		
j									
k									
l									
2									
3									
(1)							☐☐		
(2)							☐☐		
4									
(1)									
(2)									
5									

Important: See *Computer-Generated Schedule Q* in instructions.

BAA   **Schedule Q (Form 5471) (12-2020)**

Statement 1
Form 1120, Line 26
Other Deductions

Accounting	$ 60,521.
Bank Charges	6,584.
Coaching & Training	21,099.
Developer Benefits	5,199.
Deveoplers Core - Staff	68,716.
Domain Name(< $2500)	2,442.
Employer Retirement Contributions	5,440.
Emplyee Retirement Fund Fees	598.
Gifts	693.
Insurance	31,862.
Legal and Professional	28,556.
Meals	36,901.
Mileage Reimbursement	1,462.
Office Expense	28,180.
Outside Services	924,538.
Payroll Processing Fees	698.
Prior Period Adjustment	30,135.
Recruitment	43,425.
Software & Apps	236,587.
Software Licenses	19,528.
Subscriptions	44,993.
Talent	7,920.
Telephone	4,890.
Travel	54,552.
Web Hosting	12,987.
Worker's Compensation Insurance	804.
Total	$ 1,679,310.

Statement 2
Rev. Proc. 2021-48
Forgiveness of Paycheck Protection Program Loans

UPSTACK TECHNOLOGIES, INC
81-3153612
493 OXFORD RD
CEDARHURST, NY 11516

Applying section 3.01(3) of Rev. Proc. 2021-48 for taxable year 2021.
Tax-exempt income from PPP forgiveness treated as received/accrued: $29,332.
Forgiveness of the PPP loan has been granted as of the date the return is filed.

Statement 3
Form 1120, Schedule L, Line 6
Other Current Assets

	Beginning	Ending
DISCOVER BANK	$ 2,900.	$ 0.
Total	$ 2,900.	$ 0.

UPSTACK TECHNOLOGIES, INC   81-3153612

Statement 4
Form 1120, Schedule L, Line 14
Other Assets

	Beginning	Ending
Rounding	$ 0.	$ 1.
Total	$ 0.	$ 1.

Statement 5
Form 1120, Schedule L, Line 18
Other Current Liabilities

	Beginning	Ending
Amex Upstack Gold	$ 0.	$ 114,284.
Amex Upstack Platinum	0.	17,488.
Chase Upstack Credit Card	0.	34,634.
Credit Cards	10,540.	0.
Payroll Liabilties	3,754.	0.
Round Off	0.	-1.
State Disability Ins	92.	0.
Total	$ 14,386.	$ 166,405.

Statement 6
Form 1120, Schedule L, Line 21
Other Liabilities

	Beginning	Ending
Chase Line of Credit (7007)	$ 100,000.	$ 42.
Convertible Note - WeFunder	0.	166,131.
PPP Loan	29,332.	0.
SBA EIDL Loan #7803	159,900.	150,000.
Total	$ 289,232.	$ 316,173.

Statement 7
Form 1120, Schedule M-1, Line 5
Book Expenses Not Deducted

Bad Debts	$ 28,354.
Corp Income Taxes	16,772.
Total	$ 45,126.

Statement 8
Form 1120, Schedule M-1, Line 7
Book Income Not on Return

Nontaxable EIDL Advance (Grant) and Other Assistance	$ 10,000.
Paycheck Protection Program Loan Forgiven	29,332.
Total	$ 39,332.

UPSTACK TECHNOLOGIES, INC   81-3153612

Statement 9
Form 1125-A, Line 5
Other Cost of Goods Sold

```
CLIENT MERCHANT FEES...................................................$      202,444.
DEVELOPER CONSULTING SERVICES...........................................    7,635,333.
                                                         Total $   7,837,777.
```

Statement 10
Form 5471, Page 3, Schedule C, Line 9
Other Income

```
Other income...........................................................$          334.
                                                         Total $          334.
```

Statement 11
Form 5471, Page 3, Schedule C, Line 17
Other Deductions

```
Administrative expenses................................................$        2,984.
Other expenses.........................................................           203.
Selling and distributive expenses......................................           215.
                                                         Total $        3,402.
```

Statement 12
Form 5471, Page 4, Schedule F, Line 5
Other Current Assets

	Beginning	Ending
Prepayments	$ 0.	$ 1,884.
Total	$ 0.	$ 1,884.

Statement 13
Form 5471, Page 4, Schedule F, Line 16
Other Current Liabilities

	Beginning	Ending
Current tax liability	$ 0.	$ 1,121.
Trade and other payables	0.	5,013.
Total	$ 0.	$ 6,134.



Department of Taxation and Finance
New York State E-File Authorization for Tax Year 2021
For Certain Corporation Tax Returns and Estimated Tax
Payments for Corporations

TR-579-CT
(8/21)

Electronic return originator (ERO)/paid preparer: **Do not** mail this form to the Tax Department. Keep it for your records.

Legal name of corporation

UPSTACK TECHNOLOGIES, INC

Return type *(mark an **X** for all that apply):* CT-3 [X] CT-3-A [ ] CT-3-M [X] CT-3-S [ ] CT-13 [ ] CT-33 [ ]

CT-33-A [ ] CT-33-C [ ] CT-33-M [ ] CT-33-NL [ ] CT-183 [ ] CT-183-M [ ] CT-184 [ ] CT-184-M [ ]

CT-186-E [ ] CT-300 [ ] CT-400 [ ]

Purpose

Form TR-579-CT must be completed to authorize an ERO to e-file a corporation tax return and to transmit bank account information for the electronic funds withdrawal.

General instructions

Part A must be completed by an officer of the corporation who is authorized to sign the corporation's return before the ERO transmits the electronically filed Form CT-3, *General Business Corporation Franchise Tax Return;* CT-3-A, *General Business Corporation Combined Franchise Tax Return;* CT-3-M, *General Business Corporation MTA Surcharge Return;* CT-3-S, *New York S Corporation Franchise Tax Return;* CT-13, *Unrelated Business Income Tax Return;* CT-33, *Life Insurance Corporation Franchise Tax Return;* CT-33-A, *Life Insurance Corporation Combined Franchise Tax Return;* CT-33-C, *Captive Insurance Company Franchise Tax Return;* CT-33-M, *Insurance Corporation MTA Surcharge Return;* CT-33-NL, *Non-Life Insurance Corporation Franchise Tax Return;* CT-183, *Transportation and Transmission Corporation Franchise Tax Return on Capital Stock;* CT-183-M, *Transportation and Transmission Corporation MTA Surcharge Return;* CT-184, *Transportation and Transmission Corporation Franchise Tax Return on Gross Earnings;* CT-184-M, *Transporation and Transmission Corporation MTA Surcharge Return;* CT-186-E, *Telecommunications Tax Return and Utility Services Tax Return;* CT-300, *Mandatory First Installment (MFI) of Estimated Tax for Corporations;* or CT-400, *Estimated Tax for Corporations.*

EROs/paid preparers must complete Part B prior to transmitting electronically filed corporation tax returns. Both the paid preparer and the ERO are required to sign Part B. However, if an individual performs as both the paid preparer and the ERO, he or she is only required to sign as the paid preparer. It is not necessary to include the ERO signature in this case. Note that an electronic signature can be used as described in TSB-M-20(1)C, (2)I, *E-File Authorizations (TR-579 forms) for Taxpayers Using a Paid Preparer for Electronically Filed Tax Returns.* Go to our website at *www.tax.ny.gov* to find this document.

Do not mail this form to the Tax Department. EROs/paid preparers must keep this form for three years and present it to the Tax Department upon request.

Do **not** use this form for electronically filed Form CT-5, *Request for Six-Month Extension to File (for franchise/business taxes, MTA surcharge, or both);* CT-5.3, *Request for Six-Month Extension to File (for combined franchise tax return, or combined MTA surcharge return, or both);* CT-5.4, *Request for Six-Month Extension to File New York S Corporation Franchise Tax Return;* CT-5.6, *Request for Three-Month Extension to File Form CT-186 (for utility corporation franchise tax return, MTA surcharge return, or both);* CT-5.9, *Request for Three-Month Extension to File (for certain Article 9 tax returns, MTA surcharge, or both);* or CT-5.9-E, *Request for Three-Month Extension to File Form CT-186-E (for telecommunications tax return and utility services tax return).* Instead use Form TR-579.1-CT, *New York State Authorization for Electronic Funds Withdrawal For Tax Year 2021 Corporation Tax Extensions.*

Financial institution information (required if electronic payment is authorized)

1 Amount of authorized debit.	**1**	63,574.
2 Financial institution routing number	**2**	021000021
3 Financial institution account number	**3**	859083581

Part A – Declaration of authorized corporate officer for Form CT-3, CT-3-A, CT-3-M, CT-3-S, CT-13, CT-33, CT-33-A, CT-33-C, CT-33-M, CT-33-NL, CT-183, CT-183-M, CT-184, CT-184-M, CT-186-E, CT-300, or CT-400

Under penalty of perjury, I declare that I have examined the information on this 2021 New York State electronic corporate tax return, including any accompanying schedules, attachments, and statements, and certify that this electronic return is true, correct, and complete. If this filing includes Form DTF-686, Tax Shelter Reportable Transactions, as an authorized officer of the corporation, I hereby consent to the waiver of the secrecy provisions of Tax Law sections 202, 211.8, 1467, and 1518 as such provisions relate to the disclosure requirements of Tax Law section 25. The ERO has my consent to send this 2021 New York State electronic corporate return to New York State through the Internal Revenue Service (IRS). I understand that by executing this Form TR-579-CT, I am authorizing the ERO to sign and file this return on behalf of the corporation and agree that the ERO's submission of the corporation's return to the IRS, together with this authorization, will serve as the electronic signature for the return and any authorized payment transaction. If I am paying New York State corporation taxes due by electronic funds withdrawal, I authorize the New York State Tax Department and its designated financial agents to initiate an electronic funds withdrawal from the financial institution account indicated on this 2021 electronic return, and I authorize the financial institution to withdraw the amount from the account. As New York does not support International ACH Transactions (IAT), I attest the source for these funds is within the United States. I understand and agree that I may revoke this authorization for payment only by contacting the Tax Department no later than two business days prior to the payment date.

Signature of authorized officer of the corporation	Print your name and title	Date
	CFO	

Part B – Declaration of ERO and paid preparer

Under penalty of perjury, I declare that the information contained in this 2021 New York State electronic corporate tax return is the information furnished to me by the corporation. If the corporation furnished me a completed paper 2021 New York State corporate tax return signed by a paid preparer, I declare that the information contained in the corporation's 2021 New York State electronic corporate tax return is identical to that contained in the paper return. If I am the paid preparer, under penalty of perjury I declare that I have examined this 2021 New York State electronic corporate tax return, and, to the best of my knowledge and belief, the return is true, correct, and complete. I have based this declaration on all information available to me.

ERO's signature	Print name	Date
Paid preparer's signature	Print name	Date
	David Tunstall	



Department of Taxation and Finance
New York State E-File Authorization for Tax Year 2021
For Certain Corporation Tax Returns and Estimated Tax Payments for Corporations

TR-579-CT
(8/21)

Electronic return originator (ERO)/paid preparer: **Do not** mail this form to the Tax Department. Keep it for your records.

Legal name of corporation

UPSTACK TECHNOLOGIES, INC

Return type *(mark an **X** for all that apply):*   CT-3 ☐   CT-3-A ☐   CT-3-M ☐   CT-3-S ☐   CT-13 ☐   CT-33 ☐

CT-33-A ☐   CT-33-C ☐   CT-33-M ☐   CT-33-NL ☐   CT-183 ☐   CT-183-M ☐   CT-184 ☐   CT-184-M ☐

CT-186-E ☐   CT-300 ☒   CT-400 ☐

Purpose
Form TR-579-CT must be completed to authorize an ERO to e-file a corporation tax return and to transmit bank account information for the electronic funds withdrawal.

General instructions
Part A must be completed by an officer of the corporation who is authorized to sign the corporation's return before the ERO transmits the electronically filed Form CT-3, *General Business Corporation Franchise Tax Return;* CT-3-A, *General Business Corporation Combined Franchise Tax Return;* CT-3-M, *General Business Corporation MTA Surcharge Return;* CT-3-S, *New York S Corporation Franchise Tax Return;* CT-13, *Unrelated Business Income Tax Return;* CT-33, *Life Insurance Corporation Franchise Tax Return;* CT-33-A, *Life Insurance Corporation Combined Franchise Tax Return;* CT-33-C, *Captive Insurance Company Franchise Tax Return;* CT-33-M, *Insurance Corporation MTA Surcharge Return;* CT-33-NL, *Non-Life Insurance Corporation Franchise Tax Return;* CT-183, *Transportation and Transmission Corporation Franchise Tax Return on Capital Stock;* CT-183-M, *Transportation and Transmission Corporation MTA Surcharge Return;* CT-184, *Transportation and Transmission Corporation Franchise Tax Return on Gross Earnings;* CT-184-M, *Transporation and Transmission Corporation MTA Surcharge Return;* CT-186-E, *Telecommunications Tax Return and Utility Services Tax Return;* CT-300, *Mandatory First Installment (MFI) of Estimated Tax for Corporations;* or CT-400, *Estimated Tax for Corporations.*

EROs/paid preparers must complete Part B prior to transmitting electronically filed corporation tax returns. Both the paid preparer and the ERO are required to sign Part B. However, if an individual performs as both the paid preparer and the ERO, he or she is only required to sign as the paid preparer. It is not necessary to include the ERO signature in this case. Note that an electronic signature can be used as described in TSB-M-20(1)C, (2)I, *E-File Authorizations (TR-579 forms) for Taxpayers Using a Paid Preparer for Electronically Filed Tax Returns.* Go to our website at *www.tax.ny.gov* to find this document.

Do not mail this form to the Tax Department. EROs/paid preparers must keep this form for three years and present it to the Tax Department upon request.

Do **not** use this form for electronically filed Form CT-5, *Request for Six-Month Extension to File (for franchise/business taxes, MTA surcharge, or both);* CT-5.3, *Request for Six-Month Extension to File (for combined franchise tax return, or combined MTA surcharge return, or both);* CT-5.4, *Request for Six-Month Extension to File New York S Corporation Franchise Tax Return;* CT-5.6, *Request for Three-Month Extension to File Form CT-186 (for utility corporation franchise tax return, MTA surcharge return, or both);* CT-5.9, *Request for Three-Month Extension to File (for certain Article 9 tax returns, MTA surcharge, or both);* or CT-5.9-E, *Request for Three-Month Extension to File Form CT-186-E (for telecommunications tax return and utility services tax return).* Instead use Form TR-579.1-CT, *New York State Authorization for Electronic Funds Withdrawal For Tax Year 2021 Corporation Tax Extensions.*

Financial institution information (required if electronic payment is authorized)

1	Amount of authorized debit..	**1**	
2	Financial institution routing number	**2**	
3	Financial institution account number	**3**	

Part A – Declaration of authorized corporate officer for Form CT-3, CT-3-A, CT-3-M, CT-3-S, CT-13, CT-33, CT-33-A, CT-33-C, CT-33-M, CT-33-NL, CT-183, CT-183-M, CT-184, CT-184-M, CT-186-E, CT-300, or CT-400

Under penalty of perjury, I declare that I have examined the information on this 2021 New York State electronic corporate tax return, including any accompanying schedules, attachments, and statements, and certify that this electronic return is true, correct, and complete. If this filing includes Form DTF-686, Tax Shelter Reportable Transactions, as an authorized officer of the corporation, I hereby consent to the waiver of the secrecy provisions of Tax Law sections 202, 211.8, 1467, and 1518 as such provisions relate to the disclosure requirements of Tax Law section 25. The ERO has my consent to send this 2021 New York State electronic corporate return to New York State through the Internal Revenue Service (IRS). I understand that by executing this Form TR-579-CT, I am authorizing the ERO to sign and file this return on behalf of the corporation and agree that the ERO's submission of the corporation's return to the IRS, together with this authorization, will serve as the electronic signature for the return and any authorized payment transaction. If I am paying New York State corporation taxes due by electronic funds withdrawal, I authorize the New York State Tax Department and its designated financial agents to initiate an electronic funds withdrawal from the financial institution account indicated on this 2021 electronic return, and I authorize the financial institution to withdraw the amount from the account. As New York does not support International ACH Transactions (IAT), I attest the source for these funds is within the United States. I understand and agree that I may revoke this authorization for payment only by contacting the Tax Department no later than two business days prior to the payment date.

Signature of authorized officer of the corporation	Print your name and title	Date
	CFO	

Part B – Declaration of ERO and paid preparer
Under penalty of perjury, I declare that the information contained in this 2021 New York State electronic corporate tax return is the information furnished to me by the corporation. If the corporation furnished me a completed paper 2021 New York State corporate tax return signed by a paid preparer, I declare that the information contained in the corporation's 2021 New York State electronic corporate tax return is identical to that contained in the paper return. If I am the paid preparer, under penalty of perjury I declare that I have examined this 2021 New York State electronic corporate tax return, and, to the best of my knowledge and belief, the return is true, correct, and complete. I have based this declaration on all information available to me.

ERO's signature	Print name	Date
Paid preparer's signature	Print name	Date
	David Tunstall	



NYC Department of Finance

NYC 579-COR

NEW YORK CITY DEPARTMENT OF FINANCE

Signature Authorization for E-Filed Business Corporation Tax Return

2021

ELECTRONIC RETURN ORIGINATORS (ERO): DO NOT MAIL THIS FORM TO THE DEPARTMENT OF FINANCE. KEEP THIS FOR YOUR RECORDS.

LEGAL NAME OF CORPORATION:	EMPLOYER IDENTIFICATION NUMBER
UPSTACK TECHNOLOGIES, INC	81-3153612

EMAIL ADDRESS: yossi@upstackhq.com

TYPE OF RETURN: [ ] NYC-EXT [ ] NYC-EXT.1 [ ] NYC-300 (2022) [ ] NYC-400 (2022) [ ] NYC-2 [ ] NYC-2A [X] NYC-2S

Financial Institution Information - *must be included if electronic payment is authorized*

AMOUNT OF AUTHORIZED DEBIT:	FINANCIAL INSTITUTION ROUTING NUMBER:	FINANCIAL INSTITUTION ACCOUNT NUMBER:
50,543.	021000021	859083581

Part A - Declaration and authorization of corporate officer for Forms NYC-2, NYC-2A, NYC-2S, NYC-EXT, NYC-EXT.1, NYC-300 or NYC-400

Under penalty of perjury, I declare that I am an officer of the corporation authorized to act on behalf of the above-named corporation, and that I have examined the information on its 2021 New York City electronically filed corporation tax return, including any accompanying schedules, attachments, and statements or other report checked above, and to the best of my knowledge and belief, the electronically filed corporation tax return or other report is true, correct, and complete. The ERO has my consent to send the 2021 New York City electronically filed corporation tax return or other report checked above to New York City Department of Finance through the Internal Revenue Service. I authorize the ERO to enter my PIN as my signature on the 2021 New York City electronically filed corporation tax return or other report, or I will enter my PIN as my signature on the 2021 New York City electronically filed corporation tax return or other report. If I am paying the New York City corporation tax owed by electronic funds withdrawal, I authorize the New York City Department of Finance and its designated financial agents to initiate an electronic funds withdrawal from the financial institution account indicated on the corporation's 2021 New York City electronically filed corporation tax return or other report, and I authorize the financial institution to debit the amount from that account.

Officer's PIN (mark an X in one box only)

[X] I authorize The Tunstall Organization Inc (ERO FIRM NAME) to enter my PIN: 31600

as my signature on the corporation's 2021 electronically filed corporation tax return or other report checked above.

[ ] As an authorized person of the corporation, I will enter my PIN as my signature on the corporation's 2021 electronically filed corporation tax return or other report checked above.

Signature of authorized person	Official title	Date
	CFO	

Part B - Declaration of electronic return originator (ERO) and paid preparer

Under penalty of perjury, I declare that the information contained in the above-named corporation's 2021 New York City electronically filed corporation tax return or other report checked above is the information furnished to me by the corporation's authorized officer. If the corporate officer furnished me with a completed 2021 New York City paper corporation tax return or other report signed by a paid preparer, I declare that the information contained in the corporation's 2021 New York City electronically filed corporation tax return or report is identical to that contained in the paper return or report. If I am the paid preparer, under penalty of perjury I declare that I have examined this 2021 New York City electronically filed corporation tax return or other report, and, to the best of my knowledge and belief, the return or other report is true, correct, and complete. I have based this declaration on all information available to me.

ERO EFIN/PIN: Enter your six-digit EFIN followed by your five digit PIN: 13776328202

ERO's Signature	Print Name	Date

Paid Preparer's Signature	Print Name	Date
	David Tunstall	

PURPOSE - A completed Form NYC-579-COR provides documentation that an ERO has been authorized to electronically file the Business Corporation Tax return or other report. The officer of the corporation who is authorized to sign the corporation's returns may designate the ERO to electronically sign the return or other report by entering the officer's personal identification number (PIN). The form also authorizes payment of tax due on an electronically submitted return or report by an automatic clearing house (ACH) debit from a designated checking or savings account of the corporation. **You cannot revoke this authorization.**

GENERAL INSTRUCTIONS - Part A must be completed by an officer of the corporation who is authorized to sign the corporation's return or report before the ERO transmits the electronically filed Form NYC-2A (Combined Business Corporation Tax Return); NYC-2 (Business Corporation Tax Return); NYC-2S (Business Corporation Tax Return); NYC-EXT (Application for 6-month Extension to File Business Income Tax Return); NYC-EXT.1 (Application for Additional Extension); NYC-300 (Mandatory First Installment (MFI) by Business C Corporations) or NYC-400 (Declaration of Estimated Tax by Business Corporations and Subchapter S General Corporations).

EROs/paid preparers must complete Part B prior to transmitting electronically filed corporation tax returns or reports (Forms NYC-2, NYC-2A, NYC-2S, NYC-EXT, NYC-EXT.1, NYC-300 or NYC-400). Both the paid preparer and the ERO are required to sign Part B. However, if an individual performs as both the paid preparer and the ERO, he or she is only required to sign as the paid preparer. It is not necessary to include the ERO signature in this case.

Do not mail Form NYC-579-COR to the Department of Finance. The EROs/paid preparers must keep the completed Form NYC-579-COR for three years from the due date of the return or report or the date the return or report was filed, whichever is later, and must present it to the Department of Finance upon request.


NEW YORK STATE
2021

Department of Taxation and Finance

General Business Corporation Franchise Tax Return

Tax Law — Article 9-A

CT-3

Caution: This form must be used **only** for tax periods beginning on or after January 1, 2021. If you use it for any prior periods, the return will **not** be processed and will **not** be considered timely filed. As a result, penalties and interest may be incurred.

See instructions, Form CT-3-I, before completing return.

All filers must enter tax period:

Final return ☐   **Amended return** ☐   beginning `01-01-21`   ending `12-31-21`

Employer identification number (EIN)	File number	Business telephone number	If you claim an overpayment, mark an **X** in the box .... ☐
81-3153612	AA7	917-972-1356	

Legal name of corporation	Trade name/DBA
UPSTACK TECHNOLOGIES, INC	

Mailing address	State or country of incorporation
Care of (c/o)	DE

Number and street or PO box	Date of incorporation	Foreign corporations: date began business in NYS
493 OXFORD RD	11-04-15	

City	U.S. state/Canadian province	ZIP/Postal code	Country (if not United States)	For office use only
CEDARHURST	NY	11516		

Principal business activity in NYS	NAICS business code number (from **NYS Pub 910**)
DEVELOPERS	541512

If you need to update your address or phone information for corporation tax, or other tax types, you can do so online. See *Business information* in Form CT-1.

A. Pay amount shown on Part 2, line 19c. Make payable to: **New York State Corporation Tax**
◄ Attach your payment here. *(Detach all check stubs; see instructions for details.)*

	Payment enclosed
A	48,903

B. Are you subject to the metropolitan transportation business tax (MTA surcharge)? (see instructions; mark an **X** in the appropriate box)... **B**   Yes ☒   No ☐

C. If you are disclaiming tax liability in New York State based on Public Law 86-272, mark an **X** in the box *(see instructions)*... **C** ☐

D. Do you have an interest in any partnerships? *(mark an **X** in the appropriate box)*............................ **D**   Yes ☐   No ☒
If *Yes,* enter the name(s) and EIN(s) on Form CT-60 and attach it to your return.

Third — party designee *(see instructions)*	Yes ☒ No ☐	Designee's name *(print)* DAVID TUNSTALL	Designee's phone number 917-447-9548
		Designee's email address	PIN

Certification: I certify that this return and any attachments are to the best of my knowledge and belief true, correct, and complete.

Authorized person	Printed name of authorized person ANDRE MLYNSKY	Signature of authorized person	Official title CFO
	Email address of authorized person BEN@UPSTACK.CO	Telephone number 917-972-1356	Date

Paid preparer use only *(see instr.)*	Firm's name *(or yours if self-employed)* THE TUNSTALL ORGANIZATION INC	Firm's EIN 81-0644216	Preparer's PTIN or SSN P00696654
	Signature of individual preparing this return DAVID TUNSTALL	Address 615 S. COLLEGE ST. - City CHARLOTTE State NC ZIP code 28202	
	Email address of individual preparing this return DAVID@TUNSTALLORG.COM	Preparer's NYTPRIN or Excl. code 03	Date

See instructions for where to file.

Content of Form CT-3

Part 1 — General corporate information	Part 5 — Computation of investment capital for the current tax year
Part 2 — Computation of balance due or overpayment	Part 6 — Computation of business apportionment factor
Part 3 — Computation of tax on business income base	Part 7 — Summary of tax credits claimed
Part 4 — Computation of tax on capital base	

567001211032

NYCA0112L   11/10/21

UPSTACK TECHNOLOGIES, INC   81-3153612

Part 1 – General corporate information

Section A — Qualification for preferential tax rates — If you are a corporation as identified in this section and qualify for preferential tax rates, mark an **X** in the boxes that apply to you (*see instructions*).

1   A qualified emerging technology company (QETC) eligible for the lower business income base tax rate, 0% capital base tax rate, and lower fixed dollar minimum tax amounts .... ● **1**

2   A qualified New York manufacturer based on the principally engaged test eligible for the 0% business income base tax rate and lower fixed dollar minimum tax amounts .... ● **2**

3   A qualified New York manufacturer based on the principally engaged test eligible for the 0% capital base tax rate .... ● **3**

4   A qualified New York manufacturer based on the significant employment and property test eligible for the 0% business income base tax rate, 0% capital base tax rate, and lower fixed dollar minimum tax amounts .... ● **4**

5   A cooperative housing corporation eligible for the 0% capital base tax rate .... ● **5**

6   A small business taxpayer eligible for the 0% capital base tax rate .... ● **6**

     If you marked this box, complete line 6a below and Section B, line 1.

     6a   Total capital contributions .... ● **6a**

7   A qualified entity of a New York State innovation hot spot that operates solely within such New York State innovation hot spot, and you have elected to be subject only to the fixed dollar minimum tax base .... ● **7**

Section B — New York State information (*see instructions*)

1   Number of New York State employees .... ● **1**

2   Wages paid to New York State employees .... ● **2**

3   Number of business establishments in New York State .... ● **3**

4   If you have an interest in, or have rented, real property in New York State, mark an **X** in the box .... ● **4**

5   If you are claiming an exception to the related member expense addback under Tax Law §208.9(o)(2)(B), mark an **X** in the box .... ● **5**

     5a   If you marked the line 5 box, use line 5a to report the applicable exception   **Number**   **Amount**
         number (1-4) and the amount of royalty payments .... **5a** ●

6   If you are not protected by Public Law 86-272 and are subject to tax **solely** as a result of deriving receipts in New York State, mark an **X** in the box .... ● **6**

Section C — Filing information

1   **Federal return filed —** you must mark an **X** in one box and attach a complete copy of your federal return

    1120 ● [X]   1120 consolidated ● ☐   1120-REIT or 1120-RIC ■   1120S ● ☐   1120F ● ☐   1120-H ■

2   **Amended return —** If you marked the amended return box on page 1, then for any item(s) that apply, mark an **X** in the box and attach documentation: Failure to meet investment capital holding period ● ☐

    Final federal determination ● ☐   Date of determination ● ☐   NOL carryback ● ☐   Capital loss carryback ..... ● ☐   1139 ● ☐   1120X ● ☐

     2a   Enter the tax due amount from your most recently filed New York State return for this tax period ● **2a**

3   **Required attachments —** For all forms, other than tax credit claim forms, that are attached to this return, mark an **X** in the applicable box(es)
    CT-3.1 ● ☐   CT-3.2 ● ☐   CT-3.3 ● ☐   CT-3.4 ● [X]   CT-60 ● ☐   CT-225 ● ☐   CT-227 ● ☐
    Other (*identify*): _____ ● ☐

4   If you are claiming tax credits, enter the number of tax credit forms attached to this return. Where multiple forms are filed for the same credit, count **each** form filed .... ● **4**

5   If you filed federal Form 1120F and you have effectively connected income (ECI), mark an **X** in the box .... ● **5**

6   Were you required to report any nonqualified deferred compensation, as required by Internal Revenue Code (IRC) §457A, on your 2021 federal return? (*see instructions*) .... Yes ● ☐   No ● [X]

7   If you are a foreign corporation computing your tax taking into account **only** your distributive shares from **multiple** limited partnerships, mark an **X** in the box and file Form CT-60 .... ● ☐

567002211032

NYCA0112L   11/10/21

Part 2 – **Computation of balance due or overpayment**

Largest of three tax bases, minus credits

1a	Business income base tax *(from Part 3, line 20)* . . . . ●	1a	48,903
1b	Capital base tax *(from Part 4, line 15; see instructions)* . . . . ●	1b	2,118
1c	Fixed dollar minimum tax *(see instr)* ● New York receipts 11,366,253 ●	1c	3,500
2	Tax due *(enter the amount from line 1a, 1b, or 1c, whichever is largest; see instructions)* . . . . ●	2	48,903
3	Tax credits used *(from Part 7, line 2; see instructions)* . . . . ●	3	
4	Tax due after credits *(subtract line 3 from line 2; if line 3 is more than line 2, enter **0**)* . . . . ▮	4	48,903

Penalties and interest

5	Estimated tax penalty *(see instructions; if Form CT-222 is attached, mark an **X** in the box)* . . . . ● ☐ ●	5	0
6	Interest on late payment *(see instructions)* . . . . ●	6	
7	Late filing and late payment penalties *(see instructions)* . . . . ●	7	
8	Total penalties and interest *(add lines 5, 6, and 7)* . . . . ●	8	

Voluntary gifts/contributions

9	Total voluntary gifts/contributions *(from Form CT-227, Part 2, line 1)*	9	
10	Total amount due *(add lines 4, 8, and 9)* . . . . ●	10	48,903

Prepayments

11	Mandatory first installment from Form CT-300 *(see instructions)*	11	
12	Second installment *(from Form CT-400)*	12	
13	Third installment *(from Form CT-400)*	13	
14	Fourth installment *(from Form CT-400)*	14	
15	Payment with extension request *(from Form CT-5, line 5)*	15	
16	Overpayment credited from prior years *(see instr.)* Period	16	
17	Overpayment credited from CT-3-M Period . . .	17	
18	Total prepayments *(add lines 11 through 17; see instructions)* . . . . ●	18	

Payment due or overpayment to be credited/refunded *(see instructions)*

19a	Underpayment . . . . ●	19a	48,903
19b	Additional amount for 2022 MFI . . . . ●	19b	0
19c	Balance due . . . . ▮	19c	48,903
20a	Excess prepayments . . . . ●	20a	
20b	Amount previously credited to 2022 MFI . . . . ●	20b	
20c	Overpayment . . . . ●	20c	
21	Amount of overpayment to be credited to next period . . . . ▮	21	
22	Balance of overpayment available *(subtract line 21 from line 20c)* . . . . ●	22	
23	Amount of overpayment to be credited to Form CT-3-M . . . . ●	23	
24	Balance of overpayment to be refunded *(subtract line 23 from line 22)* . . . . ▮	24	
25	Unused tax credits to be refunded . . . . ▮ 25		
26	Unused tax credits applied to next period . . . . ▮ 26		

UPSTACK TECHNOLOGIES, INC   81-3153612

Part 3 – Computation of tax on business income base

1	Federal taxable income (FTI) before net operating loss (NOL) and special deductions *(see instructions)*. . . . . ●	1	752,360
2	Additions to FTI *(from Form CT-225, line 5)*. . . . . ●	2	
3	Add lines 1 and 2. . . . . ●	3	752,360
4	Subtractions from FTI *(from Form CT-225, line 10)*. . . . . ●	4	
5	Subtract line 4 from line 3. . . . . ●	5	752,360
6	Subtraction modification for qualified banks *(from Form CT-3.2, Schedule A, line 1; see instructions)* ●	6	
7	Entire net income (ENI) *(subtract line 6 from line 5)*. . . . . ●	7	752,360
8	Investment and other exempt income *(from Form CT-3.1, Schedule D, line 1)*. . . . . ●	8	
9	Subtract line 8 from line 7. . . . . ●	9	752,360
10	Excess interest deductions attributable to investment income, investment capital, and other exempt income *(from Form CT-3.1, Schedule D, line 2)*. . . . . ●	10	
11	Business income *(add lines 9 and 10)*. . . . . ●	11	752,360
12	Addback of income previously reported as investment income *(from Form CT-3.1, Schedule F, line 6; if zero, enter **0**; see instructions)*. . . . . ●	12	0
13	Business income after addback *(add lines 11 and 12)*. . . . . ●	13	752,360
14	Business apportionment factor *(from Part 6, line 56)*. . . . . ●	14	1.0000
15	Apportioned business income after addback *(multiply line 13 by line 14)*. . . . . ●	15	752,360
16	Prior net operating loss conversion subtraction *(from Form CT-3.3, Schedule C, line 4)*. . . . . ●	16	
17	Subtract line 16 from line 15. . . . . ●	17	752,360
18	NOL deduction *(from Form CT-3.4, line 6)*. . . . . ●	18	
19	Business income base *(subtract line 18 from line 17)*. . . . . ●	19	752,360
20	Business income base tax *(multiply line 19 by the appropriate business income tax rate from the tax rates schedule in Form CT-3-I; enter here and on Part 2, line 1a; see instructions)*. . . . . ●	20	48,903

Note: If you make any entry on line 2, 4, 6, 8, 10, 12, 16, or 18, you **must** complete and file the appropriate attachment form, or any tax benefit claimed may be disallowed, or there may be a delay in receiving such benefit. In addition, all amounts entered on these lines must be entered as positive numbers.



Part 4 – Computation of tax on capital base *(see instructions)*

		A Beginning of year	B End of year	C Average value
1	Total assets from federal return............ ● **1**	1,036,202	2,007,480	1,521,841
2	Real property and marketable securities included on line 1...................... **2**			
3	Subtract line 2 from line 1................. **3**	1,036,202	2,007,480	1,521,841
4	Real property and marketable securities at fair market value.................... **4**			
5	Adjusted total assets *(add lines 3 and 4)*.... **5**	1,036,202	2,007,480	1,521,841
6	Total liabilities............................. **6**	302,066	482,578	392,322

7	Total net assets *(subtract line 6, column C, from line 5, column C)*.............................. ●	**7**	1,129,519
8	Investment capital *(from Part 5, line 19; if zero or less, enter **0**)*................................. ●	**8**	0
9	Business capital *(subtract line 8 from line 7)*... ●	**9**	1,129,519
10	Addback of capital previously reported as investment capital *(from Part 5, line 20, column C; if zero or less, enter **0**)*......... ●	**10**	0
11	Total business capital *(add lines 9 and 10)*... ●	**11**	1,129,519
12	Business apportionment factor *(from Part 6, line 56)*.. ●	**12**	1.0000
13	Apportioned business capital *(multiply line 11 by line 12)*... ●	**13**	1,129,519
14			
15	Capital base tax *(multiply line 13 by the appropriate capital base tax rate from the tax rates schedule in Form CT-3-I; enter here and on Part 2, line 1b)*... ●	**15**	2,118

Part 5 – Computation of investment capital for the current tax year *(see instructions)*

		A Average fair market value	B Liabilities attributable to column A amount	C Net average value *(column A - column B)*
16	Total capital that generates income claimed to not be taxable by New York under the U.S. Constitution *(from Form CT-3.1, Schedule E, line 1)*.. ● **16**			
17	Total of stocks **actually** held for more than one year *(from Form CT-3.1, Schedule E, line 2)*................................. ● **17**			
18	Total of stocks **presumed** held for more than one year *(from Form CT-3.1, Schedule E, line 3)*...................... ● **18**			

19	Total investment capital for the current year *(Add column C lines 16, 17, and 18; enter the result here and on Part 4, line 8. If zero or less, enter **0**.)*... ● **19**		0

Addback of capital previously reported as investment capital

		A Average fair market value as previously reported	B Liabilities attributable to column A amount as previously reported	C Net average value as previously reported *(column A - column B)*
20	Total of stocks previously presumed held for more than one year, but did **not** meet the holding period *(from Form CT-3.1, Schedule F, line 1; enter here and on Part 4, line 10)*........................ ● **20**			



UPSTACK TECHNOLOGIES, INC   81-3153612

Part 6 – Computation of business apportionment factor *(see instructions)*

Mark an *X* in this box only if you have **no receipts** required to be included in the denominator of the apportionment factor *(see instr.)* . . . . . ● ☒

			A – New York State		**B** – Everywhere
Section 210-A.2					
1	Sales of tangible personal property. . . . . ●	1			
2	Sales of electricity. . . . . ●	2			
3	Net gains from sales of real property. . . . . ●	3			
Section 210-A.3					
4	Rentals of real and tangible personal property. . . . . ●	4			
5	Royalties from patents, copyrights, trademarks, and similar intangible personal property. . . . . ●	5			
6	Sales of rights for certain closed-circuit and cable TV transmissions of an event. . . . . ●	6			
Section 210-A.4					
7	Sale, licensing, or granting access to digital products. . . . . ●	7			

Section 210-A.5(a)(1) – Fixed percentage method for qualified financial instruments (QFIs)

8   To make this irrevocable election, mark an *X* in the box *(see instructions)* . . . . ● | 8 | |

Section 210-A.5(a)(2) – Mark an *X* in each box that is applicable *(see line 8 instructions)*

			A – New York State		**B** – Everywhere
Section 210-A.5(a)(2)(A)					
9	Interest from loans secured by real property. . . . . ●	9			
10	Net gains from sales of loans secured by real property. . . . . ●	10			
11	Interest from loans **not** secured by real property (QFI ● ☐). . . . . . ●	11			
12	Net gains from sales of loans **not** secured by real property (QFI ● ☐) ●	12			
Section 210-A.5(a)(2)(B) (QFI ● ☐)					
13	Interest from federal debt. . . . . ●	13			
14					
15	Interest from NYS and its political subdivisions debt. . . . . ●	15			
16	Net gains from federal, NYS, and NYS political subdivisions debt. . . . . . ●	16			
17	Interest from other states and their political subdivisions debt. . . . . . . ●	17			
18	Net gains from other states and their political subdivisions debt. . . . . . . ●	18			
Section 210-A.5(a)(2)(C) (QFI ● ☐)					
19	Interest from asset-backed securities and other government agency debt. . . . . ●	19			
20	Net gains from government agency debt or asset-backed securities sold through an exchange. . . . . ●	20			
21	Net gains from all other asset-backed securities. . . . . ●	21			
Section 210-A.5(a)(2)(D) (QFI ● ☐)					
22	Interest from corporate bonds. . . . . ●	22			
23	Net gains from corporate bonds sold through broker/dealer or licensed exchange. . . . . ●	23			
24	Net gains from other corporate bonds. . . . . ●	24			
Section 210-A.5(a)(2)(E)					
25	Net interest from reverse repurchase and securities borrowing agreements. . . . . ●	25			
Section 210-A.5(a)(2)(F)					
26	Net interest from federal funds. . . . . ●	26			
Section 210-A.5(a)(2)(I) (QFI ● ☐)					
27	Net income from sales of physical commodities. . . . . ●	27			
Section 210-A.5(a)(2)(J) (QFI ● ☐)					
28	Marked to market net gains. . . . . ●	28			
Section 210-A.5(a)(2)(H) (QFI ● ☐) **210-A.5(a)(2)(G)** (QFI ● ☐)					
29	Interest from other financial instruments. . . . . ●	29			
30	Net gains and other income from other financial instruments. . . . . ●	30			

567006211032

NYCA0156L 11/10/21

Part 6 – Computation of business apportionment factor *(continued)*

			A — New York State		B — Everywhere	
Section 210-A.5(b)						
31	Brokerage commissions	● 31				
32	Margin interest earned on behalf of brokerage accounts	● 32				
33	Fees for advisory services for underwriting or management of underwriting	● 33				
34	Receipts from primary spread of selling concessions	● 34				
35	Receipts from account maintenance fees	● 35				
36	Fees for management or advisory services	● 36				
37	Interest from an affiliated corporation	● 37				
Section 210-A.5(c)						
38	Interest, fees, and penalties from credit cards	● 38				
39	Service charges and fees from credit cards	● 39				
40	Receipts from merchant discounts	● 40				
41	Receipts from credit card authorizations and settlement processing	● 41				
42	Other credit card processing receipts	● 42				
Section 210-A.5(d)						
43	Receipts from certain services to investment companies	● 43				
Section 210-A.5-a						
44	Global intangible low-taxed income	44	0	00		
Section 210-A.6						
45	Receipts from railroad and trucking business	● 45				
Section 210-A.6-a						
46	Receipts from the operation of vessels	● 46				
Section 210-A.7						
47	Receipts from air freight forwarding	● 47				
48	Receipts from other aviation services	● 48				
Section 210-A.8						
49	Advertising in newspapers or periodicals	● 49				
50	Advertising on television or radio	● 50				
51	Advertising via other means	● 51				
Section 210-A.9						
52	Transportation or transmission of gas through pipes	● 52				
Section 210-A.10						
53	Receipts from other services/activities not specified	● 53				
Section 210-A.11						
54	Discretionary adjustments	● 54				
Total receipts						
55	Add lines 1 through 54 in columns A and B	● 55				

Calculation of business apportionment factor

56 New York State business apportionment factor *(divide line 55, column A by line 55, column B and enter the resulting decimal here; round to the sixth decimal place after the decimal point; see instructions)* . . . . ● | 56 | 1.000000 |

Enter line 56 on Part 3, *Computation of tax on business income base,* line 14; and on Part 4, *Computation of tax on capital base,* line 12.

Part 7 – Summary of tax credits claimed

1 Have you been convicted of an offense, or are you an owner of an entity convicted of an offense, defined in New York State Penal Law, Article 200 or 496, or section 195.20? *(see Form CT-1; mark an **X** in one box)*. . . . . **1** Yes ▪ No **X**

Enter in the appropriate box below the amount of each tax credit **used** to reduce the tax due shown on Part 2, line 2, and attach the corresponding properly completed claim form. The amount of credit to enter is computed on each credit form and carried to this section.

CT-37 . . . . . ● [ ]	CT-607 . . . . . ● [ ]	CT-651 . . . . . ● [ ]
CT-40 . . . . . ● [ ]	CT-611 . . . . . ● [ ]	CT-652 . . . . . ● [ ]
CT-41 . . . . . ● [ ]	CT-611.1 . . . . ● [ ]	CT-654 . . . . . ● [ ]
CT-43 . . . . . ● [ ]	CT-611.2 . . . . ● [ ]	CT-655 . . . . . ● [ ]
CT-44 . . . . . ● [ ]	CT-612 . . . . . ● [ ]	DTF-621 . . . . ● [ ]
CT-46 . . . . . ● [ ]	CT-613 . . . . . ● [ ]	DTF-622 . . . . ● [ ]
CT-47 . . . . . ● [ ]	CT-631 . . . . . ● [ ]	DTF-624 . . . . ● [ ]
CT-236 . . . . . ● [ ]	CT-633 . . . . . ● [ ]	DTF-630 . . . . ● [ ]
CT-238 . . . . . ● [ ]	CT-634 . . . . . ● [ ]	Other credits ● [ ]
CT-239 . . . . . ● [ ]	CT-635 . . . . . ● [ ]	
CT-241 . . . . . ● [ ]	CT-636 . . . . . ● [ ]	
CT-242 . . . . . ● [ ]	CT-637 . . . . . ● [ ]	
CT-246 . . . . . ● [ ]	CT-638 . . . . . ● [ ]	
CT-248 . . . . . ● [ ]	CT-640 . . . . . ● [ ]	
CT-249 . . . . . ● [ ]	CT-641 . . . . . ● [ ]	
CT-250 . . . . . ● [ ]	CT-642 . . . . . ● [ ]	
CT-261 . . . . . ● [ ]	CT-643 . . . . . ● [ ]	
CT-501 . . . . . ● [ ]	CT-644 . . . . . ● [ ]	
CT-601 . . . . . ● [ ]	CT-645 . . . . . ● [ ]	
CT-602 . . . . . ● [ ]	CT-646 . . . . . ● [ ]	
CT-603 . . . . . ● [ ]	CT-647 . . . . . ● [ ]	
CT-604 . . . . . ● [ ]	CT-648 . . . . . ● [ ]	
CT-605 . . . . . ● [ ]	CT-649 . . . . . ● [ ]	
CT-606 . . . . . ● [ ]	CT-650 . . . . . ● [ ]	

2 Total tax credits claimed above *(enter here and on Part 2, line 3; attach appropriate form for each credit claimed)*. . . . . ● **2** [ ]

3 Total tax credits claimed that are refund eligible *(see instructions)*. . . . . ● **3** [ ]

4a If you claimed the QEZE tax reduction credit and you had a 100% zone allocation factor, mark an **X** in the box. . . . . ● **4a** [ ]

4b If you claimed the tax-free NY area tax elimination credit, and you had a 100% area allocation factor, mark an **X** in the box . . . . ● **4b** [ ]

4c If you claimed the tax-free NY area excise tax on telecommunications credit and you had a 100% area allocation factor, mark an **X** in the box . . . . ● **4c** [ ]

 **NEW YORK STATE 2021**

Net Operating Loss Deduction (NOLD)

CT-3.4

Legal name of corporation	Employer identification number (EIN)
UPSTACK TECHNOLOGIES, INC	81-3153612

Attach to Form CT-3 or CT-3-A; see Form CT-3.4-I before completing.

1	Multiply Form CT-3 or CT-3-A, Part 3, line 17, by your appropriate business income base tax rate for the current year from the *Tax rates schedule* in Form CT-3-I or CT-3-A-I *(see instructions)* ●	**1**	48,903
2	Enter the greater of the capital base tax or the fixed dollar minimum tax for the current tax year *(from Form CT-3 or CT-3-A, Part 2, line 1b or 1c)* ●	**2**	3,500
3	Subtract line 2 from line 1 ●	**3**	45,403
4	NOLD that is required to be utilized, if available *(divide line 3 by the same business income base tax rate used for line 1; do not enter less than zero)* ●	**4**	698,508

Computation of net operating loss (NOL) to be used *(see instructions)*

5a	NOL carryforward from prior year's Form CT-3.4	**5a**			
5b	NOL carryforwards from **new** members who entered the group during the current tax year ●	**5b**			
5c	NOL carryback ●	**5c**	0		
5d	Subtotal *(add lines 5a, 5b, and 5c)* ●			**5d**	
5e	NOL carryforwards that have expired ●	**5e**	0		
5f	NOL carryforwards unavailable for use in the current tax year ●	**5f**			
5g	Add lines 5e and 5f ●			**5g**	
5	Total NOLs available to be used in the current tax year *(subtract line 5g from line 5d)* ●			**5**	
6	NOL to be used in the current tax year ●	**6**	0		

Computation of NOL carryforward *(see instructions)*

7a	NOL incurred in the current tax year ●			**7a**	0
7b	Net NOLs available *(add lines 5, 5f, and 7a)* ●			**7b**	
7c	NOL carryforwards from members **who left** the group during the current tax year ●	**7c**			
7d	Add lines 6 and 7c ●			**7d**	
7	NOL available to be carried forward *(subtract line 7d from 7b)* ●			**7**	

Schedule A – Apportioned business income or loss *(must be completed for each tax period; see instructions).*

If you are making the election to waive carryback of the current-year NOL, mark an **X** in the box .... ● ☐

A Tax period beginning and ending dates		B Amount from Form CT-3 or CT-3-A, Part 3, line 17 for the period in column A		C When column B is not a loss, enter the ending dates of the tax period(s) that generated an NOL used to reduce the amount in column B *(see instr.; if necessary)*
01-01-21	12-31-21	752,360		

*Note: You **must** complete and attach Form CT-3.4 to Form CT-3 or CT-3-A each tax year.*

Schedule B – New members included in the combined group for the current tax period; Form CT-3-A filers only *(see instructions)*

A Name	B EIN	C NOL available at the beginning of this tax period	D Beginning date of this tax period *(mm-dd-yy)*	E Ending date of this tax period *(mm-dd-yy)*	F Subject to IRC §§ 381-384 *or SRLY*
					☐
					☐
					☐
					☐
					☐
					☐
					☐
					☐
					☐
					☐
					☐
					☐
					☐
					☐
					☐

Schedule C – Former members not included in the combined group at the end of the current tax period; Form CT-3-A filers only *(see instructions)*

A Name	B EIN	C NOL available upon leaving the combined group	Former member's tax period in combined group D Beginning date *(mm-dd-yy)*	E Ending date *(mm-dd-yy)*

569003211032

NYCA2401 10/18/21

 NEW YORK STATE 2022

Department of Taxation and Finance

Mandatory First Installment (MFI) of Estimated Tax for Corporations

 **CT-300**

For New York C corporations subject to tax under Article 9-A or Article 33, and corporations subject to tax under Article 9, sections 184, 184-a, 186-a, 186-c, and 186-e only

Employer identification number		File no.	Return type *(required)*	Tax sub type	Tax year:	beginning *(mm-yy)*	ending *(mm-yy)*
813153612		AA7	CT3	23		01-22	12-22

Business telephone number	State or country of incorporation		Date of incorporation		MFI due date
917-972-1356	DE		11-04-15		03-15-22

Legal name of corporation	Foreign corporations: date began business in NYS
UPSTACK TECHNOLOGIES, INC	

Mailing name *(if different from legal name above)*	Date received *(for Tax Department use only)*
c/o	

Mailing address number and street or PO Box	
493 OXFORD RD	

City	State	ZIP code
CEDARHURST	NY	11516

Filing made easy: File and pay electronically instead through *Online Services* at *www.tax.ny.gov.*

A. Make payable to: ***New York State Corporation Tax.*** Enclose your payment. *(Detach all check stubs; see instructions for details.)*	**A**	Payment enclosed
		1,035

Computation of MFI *(see instructions, Form CT-300-I, before completing this form)*

			A New York State MFI	B MTA MFI
1	Franchise, excise, or gross receipts tax from second preceding tax year	1	3,200	
2	First installment of estimated tax for the upcoming tax year	2	800	
3	MTA surcharge from second preceding tax year	3		941
4	First installment of estimated MTA surcharge for the upcoming tax year	4		235
5	Enter the total overpayments credited from prior periods *(see instructions)*	5		
6	Subtotal *(in column A: subtract line 5 from line 2; in column B: subtract line 5 from line 4; do not enter less than 0)*	6	800	235
7	Total state and MTA MFI due *(add line 6, columns A and B; enter here and **payment amount** on line A)*	7	1,035	

Note: If line 7 is zero and line 5 is greater than line 2 in column A or line 4 in column B, you have overpayments in excess of the amount of MFI due. Use line 8 to compute the estimated amount of overpayment remaining *(see instructions)*.

8	Estimated overpayment remaining *(in column A: subtract line 2 from line 5; in column B: subtract line 4 from line 5; do not enter less than 0; see instr.)* . .	8	0	0

Third − party designee *(see instructions)*	Yes [X] No [ ]	Designee's name *(print)* DAVID TUNSTALL	Designee's phone number 917-447-9548
		Designee's e-mail address	PIN

Certification: I certify that this form and any attachments are to the best of my knowledge and belief true, correct, and complete.

Authorized person	Printed name of authorized person ANDRE MLYNSKY	Signature of authorized person	Official title CFO
	E-mail address of authorized person BEN@UPSTACK.CO	Telephone number 917-972-1356	Date

Paid preparer use only *(see instr.)*	Firm's name *(or yours if self-employed)* THE TUNSTALL ORGANIZATION INC	Firm's EIN 81-0644216	Preparer's PTIN or SSN P00696654
	Signature of individual preparing this return DAVID TUNSTALL	Address 615 S. COLLEGE ST. - CHARLOTTE	State ZIP code NC 28202
	E-mail address of individual preparing this return DAVID@TUNSTALLORG.COM	Preparer's NYTPRIN or Excl. code 03	Date

See instructions for where to file.

572001221032

NYCZ2501L   12/13/21





NEW YORK STATE 2021

CT-200-V

Department of Taxation and Finance

Payment Voucher for E-Filed Corporation Tax Returns and Extensions

Employer identification number	Primary return type	Tax period beginning *(mm-dd-yyyy)*	Tax period ending *(mm-dd-yyyy)*
81-3153612	CT3	01-01-2021	12-31-2021

Legal name of corporation: UPSTACK TECHNOLOGIES, INC

Mailing name *(if different from legal name)*: c/o

Number and street or PO Box: 493 OXFORD RD

City	State	ZIP code	Business telephone number
CEDARHURST	NY	11516	917-972-1356

Type of form e-filed
(mark correct box; see instructions)

- Return . . . . ☐
- Extension . . . . ☐
- Mandatory first installment (MFI). . . ☒

Amount(s) due

NYS amount	800.00
MTA amount	235.00

Make your check or money order payable in U.S. funds to: ***New York State Corporation Tax.*** Do not staple or clip your check or money order. Detach all check stubs.

Enter payment enclosed 1,035.00

File this entire page with your payment

Where to mail

Mail your payment along with this **entire page** to:

NYS DEPT OF TAXATION & FINANCE
CORP - V
PO BOX 15163
ALBANY NY 12212-5163

538001211032

NYCZ0301L 7/02/21



CT-3-M

Department of Taxation and Finance

General Business Corporation MTA Surcharge Return

Tax Law — Article 9-A, Section 209-B

2021

Caution: This form must be used **only** for tax periods beginning on or after January 1, 2021. If you use it for any prior periods, the return will **not** be processed and will **not** be considered timely filed. As a result, penalties and interest may be incurred.

Amended return ☐	All filers must enter tax period: beginning ■ 01-01-21	ending ■ 12-31-21

Employer identification number (EIN)	File number	Business telephone number		If you claim an overpayment, mark an *X* in the box ☐
■ 81-3153612	■ AA7	917-972-1356		

Legal name of corporation	Trade name/DBA
UPSTACK TECHNOLOGIES, INC	

Mailing address	State or country of incorporation
Care of (c/o)	DE

Number and street or PO box	Date of incorporation	Foreign corporations: date began business in NYS
493 OXFORD RD	11-04-15	

City	U.S. state/Canadian province	ZIP/Postal code	Country (if not United States)	For office use only
CEDARHURST	NY	11516		

If you need to update your address or phone information for corporation tax, or other tax types, you can do so online. See *Business information* in Form CT-1.

File this form with your Form CT-3 or CT-3-A. Before completing this return, see Form CT-3-M-I, *Instructions for Form CT-3-M.*

A. Pay amount shown on line 12. Make payable to: ***New York State Corporation Tax***	Payment enclosed
⬅ Attach your payment here. Detach all check stubs. (See instructions for details.) **A**	14,671

Computation of MTA surcharge

1a	New York State franchise tax (see instructions) ●	**1a**	48,903
1b	Sum of fixed dollar minimum taxes for members subject to the MTA surcharge (see instructions) ●	**1b**	
1	Total New York State franchise tax (add lines 1a and 1b) ●	**1**	48,903
2	MCTD apportionment percentage from line 83 ●	**2**	100.0000 %
3	Apportioned franchise tax (multiply line 1 by line 2) ●	**3**	48,903
4	MTA surcharge (multiply line 3 by 30% (.30)) ■	**4**	14,671
5a, 5b, 6			
7	Total prepayments from line 92 ●	**7**	
8a	Underpayment (subtract line 7 from line 4) ●	**8a**	14,671
8b	Additional amount for 2022 MFI (see instructions) ●	**8b**	0
8c	Total of lines 8a and 8b ●	**8c**	14,671
9	Estimated tax penalty (see instructions; mark an *X* in the box if Form CT-222 is attached) ● ☐ ●	**9**	0
10	Interest on late payment (see instructions for Form CT-3 or CT-3-A) ●	**10**	
11	Late filing and late payment penalties (see instructions for Form CT-3 or CT-3-A) ●	**11**	
12	Balance due (add lines 8c through 11 and enter here; **enter the payment amount on line A above**) ■	**12**	14,671
13a	Excess prepayments (subtract line 4 from line 7) ●	**13a**	
13b	Amount previously credited to 2022 MFI (see instructions) ●	**13b**	
13c	Overpayment (subtract line 13b from line 13a) ●	**13c**	
14	Amount of overpayment to be credited to New York State franchise tax (see instructions) ●	**14**	
15	Amount of overpayment to be credited to MTA surcharge for next period (see instructions) ■	**15**	
16	Amount of overpayment to be refunded (see instructions) ■	**16**	

Schedule A – Computation of MCTD apportionment percentage (see instructions)

Average value of property (see instructions)		**A** MCTD		**B** New York State	
17 Real estate owned (see instructions)	**17**				
18 Real estate rented (see instructions)	**18**				
19 Inventories owned	**19**				
20 Tangible personal property owned (see instructions)	**20**				
21 Tangible personal property rented (see instructions)	**21**				
22 Total (add lines 17 through 21 in columns A and B) ●	**22**		●		
23 MCTD property factor (divide line 22, column A, by line 22, column B) ●				**23**	%

NYCA0912L 09/16/21

UPSTACK TECHNOLOGIES, INC   81-3153612

Receipts from: *(see instructions for lines 24 through 77)*		A MCTD		B New York State
Section 210-A.2				
24 Sales of tangible personal property....................................	24			
25 Sales of electricity..	25			
26 Net gains from sales of real property.................................	26			
Section 210-A.3				
27 Rentals of real and tangible personal property.........................	27			
28 Royalties from patents, copyrights, trademarks, and similar intangible personal property...........................	28			
29 Sales of rights for certain closed-circuit and cable TV transmissions of an event...........................	29			
Section 210-A.4				
30 Sale, licensing, or granting access to digital products....................	30			

Section 210-A.5(a)(1) — Fixed percentage method for qualified financial instruments (QFIs)
31   If this irrevocable election was made on Form CT-3 or CT-3-A, mark an **X** in the box *(see Form CT-3-I or CT-3-A-I, Part 6, line 8 instructions)* **31**

Section 210-A.5(a)(2) — Mark an **X** in each box that is applicable *(see Form CT-3-I or CT-3-A-I, Part 6, line 8 instructions)*

		A		B
Section 210-A.5(a)(2)(A)				
32 Interest from loans secured by real property...........................	32			
33 Net gains from sales of loans secured by real property...................	33			
34 Interest from loans **not** secured by real property (QFI ☐)...	34			
35 Net gains from sales of loans **not** secured by real property (QFI ☐)...	35			
Section 210-A.5(a)(2)(B) (QFI ☐)				
36 Interest from federal debt..	36			
37				
38 Interest from NYS and its political subdivisions debt.....................	38			
39 Net gains from federal, NYS, and NYS political subdivisions debt.........	39			
40 Interest from other states and their political subdivisions debt............	40			
41 Net gains from other states and their political subdivisions debt	41			
Section 210-A.5(a)(2)(C) (QFI ☐)				
42 Interest from asset-backed securities and other government agency debt.	42			
43 Net gains from government agency debt or asset-backed securities sold through an exchange...........................	43			
44 Net gains from all other asset-backed securities........................	44			
Section 210-A.5(a)(2)(D) (QFI ☐)				
45 Interest from corporate bonds......................................	45			
46 Net gains from corporate bonds sold through broker/dealer or licensed exchange...........................	46			
47 Net gains from other corporate bonds.................................	47			
Section 210-A.5(a)(2)(E)				
48 Net interest from reverse repurchase and securities borrowing agreements	48			
Section 210-A.5(a)(2)(F)				
49 Net interest from federal funds.....................................	49			
Section 210-A.5(a)(2)(I) (QFI ☐)				
50 Net income from sales of physical commodities.........................	50			
Section 210-A.5(a)(2)(J) (QFI ☐)				
51 Marked to market net gains.......................................	51			
Section 210-A.5(a)(2)(H) (QFI ☐) **210-A.5(a)(2)(G)** (QFI ☐)				
52 Interest from other financial instruments..............................	52			
53 Net gains and other income from other financial instruments.............	53			

439002211032

Receipts from: *(continued)*		**A** MCTD		**B** New York State
Section 210-A.5(b)				
54 Brokerage commissions	54			
55 Margin interest earned on behalf of brokerage accounts	55			
56 Fees for advisory services for underwriting or management of underwriting	56			
57 Receipts from primary spread of selling concessions	57			
58 Receipts from account maintenance fees	58			
59 Fees for management or advisory services	59			
60 Interest from an affiliated corporation	60			
Section 210-A.5(c)				
61 Interest, fees, and penalties from credit cards	61			
62 Service charges and fees from credit cards	62			
63 Receipts from merchant discounts	63			
64 Receipts from credit card authorizations and settlement processing	64			
65 Other credit card processing receipts	65			
Section 210-A.5(d)				
66 Receipts from certain services to investment companies	66			
Section 210-A.5-a				
67 Global intangible low-taxed income	67			
Section 210-A.6				
68 Receipts from railroad and trucking business	68			
Section 210-A.6-a				
69 Receipts from the operation of vessels	69			
Section 210-A.7				
70 Receipts from air freight forwarding	70			
71 Receipts from other aviation services	71			
Section 210-A.8				
72 Advertising in newspapers or periodicals	72			
73 Advertising on television or radio	73			
74 Advertising via other means	74			
Section 210-A.9				
75 Transportation or transmission of gas through pipes	75			
Section 210-A.10				
76 Receipts from other services/activities not specified	76			
Section 210-A.11				
77 Discretionary adjustments	77			
78 Total *(add lines 24 through 77 in columns A and B)* ●	78			
79 MCTD receipts factor *(divide line 78, column A, by line 78, column B)* ●	79			%

Payroll		**A** MCTD		**B** New York State
80 Wages and other compensation of employees except general executive officers ●	80			
81 MCTD payroll factor *(divide line 80, column A, by line 80, column B)* ●	81			%
82 Total MCTD factors *(add lines 23, 79, and 81)*	82			%
83 MCTD apportionment percentage *(Divide line 82 by three; if a factor is missing, see instructions. Enter here and on line 2.)* ●	83			100.0000 %

Composition of prepayments claimed on line 7 *(see instructions)*		Date paid	Amount	
84 Mandatory first installment from Form CT-300 *(see instructions)*	84			
85 Second installment from Form CT-400	85			
86 Third installment from Form CT-400	86			
87 Fourth installment from Form CT-400	87			
88 Payment with extension request from Form CT-5, line 10, or Form CT-5.3, line 13	88			
89 Overpayment credited from prior years *(see instructions)*	89		
90 Add lines 84 through 89 . . . . ●	90		
91 Overpayment credited from Form CT-_____ Period _____ . . . . ●	91		
92 Total prepayments *(add lines 90 and 91; enter here and on line 7)*	92		

Third – party designee *(see instructions)*	Yes [X] No [ ]	Designee's name *(print)* DAVID TUNSTALL		Designee's phone number 917-447-9548
		Designee's email address		PIN

Certification: I certify that this return and any attachments are to the best of my knowledge and belief true, correct, and complete.

Authorized person	Printed name of authorized person ANDRE MLYNSKY	Signature of authorized person		Official title CFO	
	Email address of authorized person BEN@UPSTACK.CO		Telephone number 917-972-1356		Date

Paid preparer use only *(see instr.)*	Firm's name *(or yours if self-employed)* THE TUNSTALL ORGANIZATION INC		Firm's EIN ■ 81-0644216		Preparer's PTIN or SSN P00696654
	Signature of individual preparing this return DAVID TUNSTALL	Address 615 S. COLLEGE ST.	City CHARLOTTE	State NC	ZIP code 28202
	Email address of individual preparing this return DAVID@TUNSTALLORG.COM		Preparer's NYTPRIN ■	or Excl. code ■ 03	Date

See instructions for where to file.

43900421103 2

ERO/Preparer Certification and Signature

I certify that I have a valid New York State E-File Signature Authorization for Tax Year 2021 (Form TR-579-CT), authorizing me to sign and file this return on behalf of the corporation. I further certify that all information provided on the return is true, correct and complete to the best of my knowledge and belief, and that I have provided a copy of this return to the corporation. If financial institution account information has been provided on the return, I certify that the corporation has agreed to payment of the amount indicated as due by electronic funds withdrawal, that the corporation has authorized the New York State Tax Department and its designated financial agents to initiate an electronic funds withdrawal from the indicated account, and that the designated financial institution is authorized to debit the entry to the corporation's account. As New York does not support International ACH Transactions (IAT), I attest the source for these funds is from within the United States. I understand and agree that I may revoke this authorization for payment only by contacting the Tax Department no later than two (2) business days prior to the payment date.

By checking the box shown below, I understand and agree that I am electronically signing and filing this return.

X   I have read the certification above and agree



NYC -2S   **BUSINESS CORPORATION TAX RETURN**   **2021**

Department of Finance

To be filed by C Corporations ONLY - All Subchapter S Corporations must file Form NYC-1, NYC-3L, NYC-4S or NYC-4SEZ

For CALENDAR YEAR 2021 or FISCAL YEAR beginning _____ 2021 and ending _____

Name	Name Change ☐
UPSTACK TECHNOLOGIES, INC	
In care of	Employer Identification Number
	81-3153612
Address (number and street) Address Change ☐	
493 OXFORD RD	
City and State CEDARHURST NY Zip Code 11516 Country (if not US)	Business Code Number as per federal return
Business telephone number 917-972-1356	541512
Taxpayer's email address: YOSSI@UPSTACKHQ.COM	
State or country of organization DE	
Date organized 11-04-15	2-character special condition code, if applicable (See instructions): ☐
Date business began in NYC 11-04-15	Final Return ☐ Check this box if you have ceased operations in NYC
If final return, date business ended in NYC	

CHECK ALL THAT APPLY

☐ Special short period return   ☐ 52/53-week taxable year   ☐ Pro-forma federal return attached   ☐ Claim any 9/11/01-related federal tax benefits

☐ Amended return   If the purpose of the amended return is to report a federal or state change, check the appropriate box: ☐ IRS change   ☐ NYS change   Date of Final Determination _____

Federal form filed: ☒ 1120   ☐ 1120C   ☐ 1120F   ☐ 1120-H   ☐ Other/None

SCHEDULE A - Computation of Balance Due or Overpayment

			Payment Amount
A. Payment	Amount being paid electronically with this return	**A.**	50,543
1	Tax on business income base (from Schedule B, line 13)	**1.**	48,903
2	Tax on capital base (from Schedule C, line 10; Maximum Tax is $10,000,000)	**2.**	
3	Minimum tax - (see instructions) - NYC Gross Receipts: _____	**3.**	25
4	Tax (enter the amount from line 1, 2 or 3, whichever is largest)	**4.**	48,903
5	Total prepayments (from Composition of Prepayments Schedule below)	**5.**	
6	Balance due (subtract line 5 from line 4)	**6.**	48,903
7	Overpayment (subtract line 4 from line 5)	**7.**	
8a	Interest (see instructions) **8a.**		
8b	Additional charges (see instructions) **8b.**		
8c	Penalty for underpayment of estimated tax (attach Form NYC-222) **8c.** 1,640		
9	Total of lines 8a, 8b and 8c	**9.**	1,640
10	Net overpayment (line 7 less line 9)	**10.**	
11	Amount of line 10 to be: **a.** Refunded - ☐ Direct deposit - fill out line 11c **OR** ☐ Paper check	**11a.**	
	b. Credited to 2022 estimated tax	**11b.**	
11c	Routing Number: _____ Account Number: _____ Account Type: ☐ Checking ☐ Savings		
12	**TOTAL REMITTANCE DUE.** (see instructions)	**12.**	50,543
13	NYC rent deducted on federal tax return (see instructions)	**13.**	900
14	Gross receipts or sales from federal return	**14.**	11,366,253
15	Total assets from federal return	**15.**	2,007,480

COMPOSITION OF PREPAYMENTS SCHEDULE

PREPAYMENTS CLAIMED ON SCHEDULE A, LINE 5	DATE	AMOUNT
A Mandatory First Installment paid for tax year 2021 (Do not include your mandatory first installment paid for tax year 2022)		
B Payment with Declaration, Form NYC-400		
C Payment with Notice of Estimated Tax Due		
D Payment with Notice of Estimated Tax Due		
E Payment with Extension, Form NYC-EXT		
F Overpayment from preceding year credited to this year		
G **TOTAL** of A through F (enter on Schedule A, line 5)		

32612118   ATTACH COPY OF YOUR FEDERAL RETURN. SEE PAGE 3 FOR PAYMENT AND MAILING INSTRUCTIONS   NYC-2S - 2021   **18**

YCCA3313   01/04/22

SCHEDULE B - Computation of Tax on Business Income Base

1	Federal taxable income (FTI) before net operating loss (NOL) and special deductions *(see instructions)*	**1.**	752,360
2	Interest on federal, state, municipal and other obligations not included on line 1	**2.**	
3	Income taxes paid to the US or its possessions deducted on federal return	**3.**	
4	NYS Franchise Tax, including MTA taxes and other business taxes deducted on federal return *(see inst; attach rider)*	**4.**	
5	NYC Corporate Taxes deducted on federal return *(see instructions)*	**5.**	
6	ACRS depreciation and/or adjustments *(attach Form NYC-399 and/or NYC-399Z)*	**6.**	
7	Total additions *(add lines 1 through 6)*	**7.**	752,360
8	NYC and NYS tax refunds included on line 7 *(see instructions)*	**8.**	
9	Depreciation and/or adjustment calculated under pre-ACRS or pre - 9/11/01 rules *(attach Form NYC-399 and/or NYC-399Z; see instructions)*	**9.**	
10	Total subtractions *(add lines 8 through 9)*	**10.**	
11	Net Business Income *(subtract line 10 from line 7) (see instructions)*	**11.**	752,360
12	Tax rate *(see instructions)*	**12.**	6.50 %
13	Tax on business income base *(multiply line 11 by line 12 and enter here and on Schedule A, line 1)*	**13.**	48,903

SCHEDULE C - Computation of Tax on Capital Base

Basis used to determine average value in column C. ***Check one. (Attach detailed schedule.)***

[X] - Annually   [ ] - Semi-annually   [ ] - Quarterly
[ ] - Monthly   [ ] - Weekly   [ ] - Daily

		COLUMN A Beginning of Year	COLUMN B End of Year		COLUMN C Average Value
1	Total assets from federal return	1,036,202	2,007,480	**1.**	1,521,841
2	Real property and marketable securities included on line 1			**2.**	
3	Subtract line 2 from line 1			**3.**	1,521,841
4	Real property and marketable securities at fair market value			**4.**	
5	Adjusted total assets *(add lines 3 and 4)*			**5.**	1,521,841
6	Total liabilities *(see instructions)*	302,066	482,578	**6.**	392,322
7	Net business capital *(subtract line 6, column C, from line 5, column C)*			**7.**	1,129,519

Computation of tax on capital base:

		A Business Capital	B Tax Rate		C Tax on Business Capital Base
8a	At tax rate 0.15% .... **8a.**	1,129,519	X 0.0015	**8a.**	1,694
8b	At tax rate 0.04%, enter borough, block and lot numbers: Boro [ ] Block [ ] Lot [ ] **8b.**		X 0.0004	**8b.**	
9	Sum of taxes on capital before exclusion *(Enter the sum of line 8a plus line 8b)*			**9.**	1,694
10	Tax on capital base *(Subtract $10,000 from line 9; If zero or less, enter 0 here and on Schedule A, line 2)*			**10.**	0

SCHEDULE D - Additional Required Information

1	List all significant business activities in NYC and everywhere *(see instructions; if necessary, attach list)*	
2	At any time during the taxable year, did the corporation have an interest in real property (including a leasehold interest) located in NYC or a controlling interest in an entity owning such real property?	[ ] YES [X] NO
3a	If "YES" to question 2, attach a schedule of such property, indicating the nature of the interest and including the street address, borough, block and lot number.	
3b	Was any NYC real property (including a leasehold interest) or controlling interest in an entity owning NYC real property acquired or transferred with or without consideration?	[ ] YES [X] NO
4	Does this taxpayer pay rent greater than $200,000 for any premises in NYC in the borough of Manhattan south of 96th Street for the purpose of carrying on any trade, business, profession, vocation or commercial activity?	[ ] YES [X] NO
5	If "YES" to question 4, were all required Commercial Rent Tax Returns filed?	[ ] YES [ ] NO
	Please enter Employer Identification Number which was used on the Commercial Rent Tax Return:	
6	Did this corporation carry out any commercial banking business (as defined by Section 11-640(b) of the Ad. Code) during this filing period?	[ ] YES [X] NO

SCHEDULE E - DETERMINATION OF TAX RATE

A   Enter the tax rate computed or used below *(see instructions)* . . . . **A.**   6.50 %

B   Enter the line number of the tax rate computed or used below *(see instructions)*. . . . . **B.**   1

C   Enter your business income from Schedule B, line 11. . . . . **C.**   752,360.

D   If you are a Qualified Manufacturing Corporation as defined in Administrative Code Section 11-654(1)(k)(4), mark an x in the box (see instr.) **D.** ☐

TAX RATE COMPUTATION FOR BUSINESS CORPORATIONS NOT SPECIFIED BELOW *(see instructions)*

1	If business income *(Schedule B, line 11)* is less than $1M.	6.50%
2	If business income *(Schedule B, line 11)* is equal to or greater than $1M but less than $1.5M	$6.50\% + (2.35\% \times \dfrac{\text{line 11} - 1{,}000{,}000}{500{,}000}) = $ _____ %
3	If business income *(Schedule B, line 11)* is equal to or greater than $1.5M	8.85%

TAX RATE COMPUTATION FOR QUALIFIED MANUFACTURING CORPORATIONS *(see instructions)*

4	If business income *(Schedule B, line 11)* is less than $10M	4.425%
5	If business income *(Schedule B, line 11)* is equal to or greater than $10M but less than $20M	$4.425\% + (4.425\% \times \dfrac{\text{line 11} - 10{,}000{,}000}{10{,}000{,}000}) = $ _____ %
6	If business income *(Schedule B, line 11)* is equal to or greater than $20M	8.85%

CERTIFICATION OF AN ELECTED OFFICER OF THE CORPORATION

SIGN HERE

I hereby certify that this return, including any accompanying rider, is, to the best of my knowledge & belief, true, correct & complete.
I authorize the Dept. of Finance to discuss this return with the preparer listed below. *(See instructions)* . . . . **YES** ☒

Signature of officer	
Title **CFO** Date	Firm's Email Address **DAVID@TUNSTALLORG.**

PREPARER'S USE ONLY

Preparer's signature **DAVID TUNSTAL**	Preparer's printed name **DAVID TUNSTALL**	Check if self-employed ☐ Date	Preparer's SSN or PTIN P00696654

THE TUNSTALL ORGANIZATION INC
615 S. COLLEGE ST. - 10TH FLOOR
CHARLOTTE, NC 28202

Firm's Employer ID No.
81-0644216

▲ Firm's name (or yours, if self-employed)   ▲ Address   ▲ Zip Code

MAILING INSTRUCTIONS

Attach copy of all pages of your federal tax return or pro forma federal tax return. The due date for the calendar year 2021 return is on or before April 18, 2022. For fiscal years beginning in 2021, file on or before the 15th day of the 4th month following the close of the fiscal year.

ALL RETURNS EXCEPT REFUND RETURNS	**REMITTANCES PAY ONLINE WITH FORM NYC-200V AT NYC.GOV/ESERVICES OR** Mail Payment and Form NYC-200V ONLY to:	**RETURNS CLAIMING REFUNDS**
NYC DEPARTMENT OF FINANCE BUSINESS CORPORATION TAX P.O. BOX 5564 BINGHAMTON, NY 13902-5564	NYC DEPARTMENT OF FINANCE P.O. BOX 3933 NEW YORK, NY 10008-3933	NYC DEPARTMENT OF FINANCE BUSINESS CORPORATION TAX P.O. BOX 5563 BINGHAMTON, NY 13902-5563



 **-300**
Department of Finance

MANDATORY FIRST INSTALLMENT (MFI)
BY BUSINESS C CORPORATIONS

2022

For CALENDAR YEAR 2022 or FISCAL YEAR beginning _____ , 2022 and ending _____ , _____

Print or Type:

Name (If combined filer, give name of designated agent) See Instructions	Name Change ☐	Taxpayer's Email Address
UPSTACK TECHNOLOGIES, INC		YOSSI@UPSTACKHQ.COM

In Care of		EMPLOYER IDENTIFICATION NUMBER
		81-3153612

Address (number and street)	Address Change ☐	
493 OXFORD RD		

City and State	Zip Code	Country (if not US)	BUSINESS CODE NUMBER AS PER FEDERAL RETURN
CEDARHURST NY	11516		541512

Business telephone number	Person to contact
917-972-1356	

Business C Corporations only. Filing form: NYC-2, NYC-2A, NYC-2S

COMPUTATION OF MANDATORY FIRST INSTALLMENT

				Payment Amount
A	**Payment**	Amount included with form - Make payable to: *NYC Department of Finance*	**A.**	814
1		C Corporation tax from the second preceding year	**1.**	3,256
2		First installment for upcoming year	**2.**	814
3		Credits from prior year	**3.**	0
4		Amount due (line 2 less line 3)	**4.**	814

CERTIFICATION OF AN ELECTED OFFICER OF THE CORPORATION

SIGN HERE

I hereby certify that this form, including any accompanying rider, is, to the best of my knowledge and belief, true, correct and complete. I authorize the Dept. of Finance to discuss this form with the preparer listed below. (See instructions)................ **YES** **X**

Firm's email address
DAVID@TUNSTALLORG.

Signature of officer		Title **CFO**	Date

PREPARER'S USE ONLY

Preparer's signature **DAVID TUNSTAL**	Preparer's printed name **DAVID TUNSTALL**	Check if self-employed ☐	Date	Preparer's SSN or PTIN P00696654
THE TUNSTALL ORGANIZATION INC				Firm's Employer ID No.
615 S. COLLEGE ST. - 10TH FLOOR				81-0644216
CHARLOTTE, NC 28202				
▲ Firm's name (or yours, if self-employed)	▲ Address	▲ Zip Code		

MAILING INSTRUCTIONS:

MAIL FORM TO:
NYC DEPARTMENT OF FINANCE
P.O. BOX 3929
NEW YORK, NY 10008-3929

Make remittance payable to the order of: **NYC DEPARTMENT OF FINANCE** Payment must be made in U.S. dollars, drawn on a U.S. bank.

To receive proper credit, you must enter your correct Employer Identification Number on your declaration and remittance.

KEEP A COPY OF THIS FORM FOR YOUR RECORDS. SEE INSTRUCTIONS.

ELECTRONIC FILING
Register for electronic filing. It is an easy, secure and convenient way to file a declaration and an extension and pay taxes on-line.
For more information log on to **NYC.gov/eservices**





NYC - 222 Department of Finance

UNDERPAYMENT OF ESTIMATED TAX BY BUSINESS AND GENERAL CORPORATIONS

2021

ATTACH TO FORM NYC-2, NYC-2A, NYC-2S, NYC-3L, NYC-3A, NYC-4S OR NYC-4SEZ

For CALENDAR YEAR 2021 or FISCAL YEAR beginning ________, 2021 and ending ________

Print or Type ▼

Name:	EMPLOYER IDENTIFICATION NUMBER
UPSTACK TECHNOLOGIES, INC	81-3153612

Computation of Underpayment

1. 2021 tax (from NYC-2, Sch. A, line 4; NYC-2A, Sch. A, line 6; NYC-2S, Sch. A, line 4; NYC-3L, Sch. A, line 6; NYC-4S, Sch. A, line 5; NYC-4S-EZ, Sch. A, line 3; or NYC-3A, Sch. A, line 8)	1.	48,903.
2. Credits (from NYC-2, Schedule A, lines 5, 7, 8, 9 and 11; NYC-2A, Schedule A, lines 7, 9, 10, 11 and 13; NYC-3L, Schedule A, lines 7, 9a, 9b, 10a and 10c or NYC-3A, Schedule A, lines 9, 11a, 11b, 12a and 12c)	2.	
3. Line 1 less line 2	3.	48,903.
4. 90% of line 3	4.	44,013.

Enter quarterly due dates of installments:			1 - FIRST	2 - SECOND	3 - THIRD	4 - FOURTH
			03-15-21	06-15-21	09-15-21	12-15-21
5a. 2019 Business Corporation Tax	5a.					
5b. 2020 General Corporation Tax	5b.					
6a. C Corps: If line 5a is over $1,000, enter 25% of line 5a or amount from Form NYC-300, line 2, if filed for 2021	6a.					
6b. S Corps: If line 5b is over $1,000, enter 25% of line 5b or amount from NYC-EXT, line 2, if filed for 2020	6b.					
7. Line 4 less line 6a or 6b	7.	44,013.				
8. Enter amount of the installments due in Quarters 2, 3 and 4 *(see inst.)*	8.			14,671.	14,671.	14,671.
9. Amount paid or credited for each period	9.					
10. Overpayment of previous installment *(see instructions)*	10.					
11. Total of lines 9 and 10	11.					
12. OVERPAYMENT: Quarter 1 ..... line 11 less line 6a or 6b; Quarters 2, 3 and 4 .. line 11 less line 8	12.					
13. UNDERPAYMENT: Quarter 1 ..... line 6a or 6b less line 11; Quarters 2, 3 and 4 .. line 8 less line 11	13.			14,671.	14,671.	14,671.

COMPUTATION CONTINUES ON PAGE 2

Exceptions that Avoid the Underpayment Penalty

	1 - FIRST QUARTER	2 - SECOND QUARTER	3 - THIRD QUARTER	4 - FOURTH QUARTER
Total cumulative amount paid or credited from the beginning of the taxable year through the installment dates that correspond to the 15th day of the 3rd, 6th, 9th and 12th months of the taxable year				
▲ EXCEPTION 1- Prior year's tax (2020) $ ________ *(see instructions)*		50% of 2020 tax	75% of 2020 tax	100% of 2020 tax
▲ EXCEPTION 2- Tax on prior year's facts and law using 2021 rates *(attach computation) (see instructions)*		Enter 50% of tax	Enter 75% of tax	Enter 100% of tax
▲ EXCEPTION 3- Tax on annualized 2021 income *(attach computation) (see instructions)*		Enter 45% of tax	Enter 67.50% of tax	Enter 90% of tax
▲ EXCEPTION 4- Tax on recurring seasonal 2021 income *(attach computation) (see instructions)*				

30912118 YCCA1712 10/01/21 NYC-222 2021 18

COMPUTATION OF PENALTY		**1 -** FIRST	**2 -** SECOND 06-15-21	**3 -** THIRD 09-15-21	**4 -** FOURTH 12-15-21
14. Enter the date of payment or the 15th day of the 3rd month after the close of the taxable year, whichever is earlier	**14.**		03-15-22	03-15-22	03-15-22
15. Number of days from due date of installment to the date shown on line 14	**15.**		273	181	90
16. Number of days on line 15 *after* 3/15/2021 and *before* 4/1/2021	**16.**				
17. Number of days on line 15 *after* 3/31/2021 and *before* 7/1/2021	**17.**		15		
18. Number of days on line 15 *after* 6/30/2021 and *before* 10/1/2021	**18.**		92	15	
19. Number of days on line 15 *after* 9/30/2021 and *before* 1/1/2022	**19.**		92	92	16
20. Number of days on line 15 *after* 12/31/2021 and *before* 4/1/2022	**20.**		74	74	74
21. Number of days on line 15 *after* 3/31/2022 and *before* 7/1/2022	**21.**				
22. Number of days on line 15 *after* 6/30/2022 and *before* 10/1/2022	**22.**				
23. Number of days on line 15 *after* 9/30/2022 and *before* 1/1/2023	**23.**				
24. Number of days on line 15 *after* 12/31/2022 and *before* 3/15/2023	**24.**				
25. Number of days on line 16 x 7.5% x amount on line 13 / 365	**25.**				
26. Number of days on line 17 x 7.5% x amount on line 13 / 365	**26.**		45.22		
27. Number of days on line 18 x 7.5% x amount on line 13 / 365	**27.**		277.34	45.22	
28. Number of days on line 19 x *% x amount on line 13 / 365	**28.**		277.34	277.34	48.23
29. Number of days on line 20 x * % x amount on line 13 / 365	**29.**		223.08	223.08	223.08
30. Number of days on line 21 x * % x amount on line 13 / 365	**30.**				
31. Number of days on line 22 x * % x amount on line 13 / 365	**31.**				
32. Number of days on line 23 x * % x amount on line 13 / 365	**32.**				
33. Number of days on line 24 x * % x amount on line 13 / 365	**33.**				
34. Add lines 25 through 33	**34.**		822.98	545.64	271.31
35. To complete this line, refer to the instructions for line 35	**35.**				

36. Add the amounts on line 34 (or line 35, if applicable) for quarters 1 through 4. Enter total and transfer amount to Form NYC-4SEZ, line 9c, Form NYC-4S, Schedule A, line 11c, Form NYC-3L, Schedule A, line 17c, Form NYC-3A, Schedule A, line 19c, Form NYC-2, Schedule A, line 16c, Form NYC-2A, Schedule A, line 18c or Form NYC-2S, Sch. A, line 8c. *(see instructions for line 35)* . . . . **36.**   1,640.

*For information regarding interest rates, call 311.
If calling from outside of the five NYC boroughs,
please call 212-NEW-YORK (212-639-9675).
You may also consult the Finance website at nyc.gov/finance



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